Mark C. Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

December 15, 2010

VIA THE EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Tracie Towner

Re:          American Petro-Hunter, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
Response Letter Dated November 4, 2010
File No. 0-22723

Dear Ms. Towner:

We express our appreciation for your review of our letter, dated November 4, 2010 (the “Response Letter”), responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2010, regarding the Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the “June 10-Q”, and together with the 2009 10-K, the “Filings”) of American Petro-Hunter, Inc., a Nevada corporation (the “Company”).  On behalf of the Company, we are responding to comments to our Response Letter provided by the Staff by letter dated December 1, 2010.

On behalf of the Company, in response to the Staff’s comments, we plan to file amendments to the 2009 10-K (the “10-K Amendment”) and the June 10-Q (the “10-Q Amendment”) following the Commission’s review of this letter.  Included with this letter are courtesy marked copies of the proposed amendments indicating the cumulative changes made thereon from the original reports filed with the Commission, in response to the Staff’s October 14, 2010 letter and December 1, 2010 letter.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
1201 K Street, Suite 1100 ■ Sacramento, California 95814 ■ Tel 916.442.1111 ■ Fax 916.448.1709

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Securities and Exchange Commission
Attention:  Tracie Towner
December 15, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.
Staff Comment:  Please expand your explanatory paragraph to include a brief  summary of the changes that were made with reference to the particular sections of the document where further details are provided.

Company Response:  In response to your comment, we have revised the explanatory paragraph of each Filing to provide a summary of and section references to the changes made in such Filing.  The revisions are reflected on the cover page of the 10-K Amendment and on page 1 of the 10-Q Amendment under the heading “Explanatory Note”.

Financial Statements, page F-1

Note 2- Significant Accounting Policies, page F-8

Oil and Gas Properties, page F-8

2.
Staff Comment:  We have read your response to prior comment six and note your revised disclosure in Note 2 that you are following the Full Cost Method of accounting for your oil and gas properties.  However, your disclosure in Note 4 stating that seven of your investments produced dry holes and were subsequently impaired appears to be more akin to the Successful Efforts Method.  Under the Full Cost Method, net capitalized costs are impaired when they exceed the cost center ceiling as prescribed by Rule 4-10(c)(4) of Regulation S-X.  Please revise your financial statements accordingly, or tell us why you believe a revision is not necessary.  This issue also applies to your interim report for the fiscal quarter ended September 30, 2010.

Company Response:  In response to your comment, the Company has determined that it is using the Successful Efforts Method of accounting for its oil and gas properties.  We are revising our filings to reflect such change and have added appropriate notes to our financial statements, noting the allocation of the properties into proved and unproved properties.  Unproved properties are reviewed quarterly to determine productivity.  If determined to be a non-producer, the expenses associated with such property will be expensed as impairment or exploratory costs.  We do not believe that the recharacterization of the applicable accounting method will have a material affect on our financial statements.  The revisions to the Filings are reflected on page F-8 of the 10-K Amendment and on page 8 of the 10-Q Amendment.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Tracie Towner
December 15, 2010

3.
Staff Comment:  We note your revised disclosure stating that in preparing the ceiling test, you calculate the present value of estimated future net revenues. Please tell us how you were able to comply with Rule 4-10(c)(4)(A) of Regulation S-X which specifies that future net revenues are derived from estimated future production of oil and gas reserves. In this manner, we note your response to prior comment seven which indicates that you do not currently have any proved oil and gas reserves.

Company Response:  In response to your comment, we have reexamined the ceiling test disclosure and determined that we do not prepare the calculation for the ceiling test using estimated future net revenues.  Therefore this item has been removed from the notes to the financials in the 10-Q Amendment and 10-K Amendment.  Due to the absence of any reserve report, we will calculate amortization using the straight-line method over the estimated useful life of each individual well.  The reference to the ceiling test was previously found on page F-8 of the 10-K Amendment and page 8 of the 10-Q Amendment in the  marked versions of the amended filings included with our November 4th Response Letter.  Based on the Staff’s comments, the revised revisions to the Filings are reflected on page F-8 of the 10-K Amendment and on page 8 of the 10-Q Amendment enclosed herewith.

Note 4- Investments in Mineral Properties, page F-10

4.
Staff Comment:  We have read your response to prior comment seven in which you indicate that you do not currently have and you have not in the past had any proved oil and gas reserves as defined in Rule 4-10(a)(22) of Regulation S-X. However, we note your revised disclosure in Note 2 stating that you amortize capitalized costs on a composite unit of production method based on estimated gas and oil reserves. Given your representation that you do not have proved reserves as defined in Rule 4-10(a)(22), utilization of the units of production method is not appropriate. We believe it will be necessary for you to revise your amortization policy to one which utilizes a systematic and rational method for amortizing your capitalized oil and gas property costs as required by FASB ASC 360-10-35-4. This issue also applies to your interim report for the fiscal quarter ended September 30, 2010. Finally, please clarify how your response and revised disclosure complies with the requirements of ASC 932-235-50-2 (b-g).

Company Response:  In response to your comment, and as mentioned in our response to comment 3 above, we will amortize the proved properties using the straight-line method over the estimated useful life of each individual well.  As only one well was proved during the year ending December 31, 2009, the amortization amount should have been $6,660.  This amount is considered to be immaterial to the financial statements, thus a restatement of the financials is not necessary.  For the six months ending June 30, 2010 and the nine months ended September 30, 2010, the amortization expense is calculated to be $5,356 and $8,049 respectively, which figures are also considered to be immaterial to the financial statements, thus not requiring a restatement.  However, the notes to the financial statements will be adjusted accordingly.  We will comply with the appropriate amortization calculation and record it regardless of materiality.   We did not record the amortization in the past, but will going forward, no matter the materiality, for the year ending December 31, 2010.  The revisions to the Filings are reflected on pages F-8 and F-9 of the 10-K Amendment and on pages 8 and 10 of the 10-Q Amendment.

GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Attention:  Tracie Towner
December 15, 2010

Further, in accordance with the Staff's request, attached hereto is a copy of the written acknowledgement of the Company.

*  *  *  *  *

Your prompt attention is greatly appreciated.  If you have any questions regarding the Company’s response, please do not hesitate to contact me at (916) 442-1111.

Best regards,

/s/ Mark C. Lee

Mark C. Lee
For the Firm

Enclosures

GREENBERG TRAURIG, LLP

ACKNOWLEDGEMENT

In connection with American Petro-Hunter, Inc.’s (the “Company”) letter dated December 15, 2010 in response to the Securities and Exchange Commission’s comment letter dated December 1, 2010, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Petro-Hunter, Inc.

/s/ Robert B. McIntosh
Robert B. McIntosh
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended:  June 30, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 0-22723

AMERICAN PETRO-HUNTER INC.

(Exact name of registrant as specified in its charter)

Nevada	98-0171619
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

17470 North Pacesetter Way Scottsdale, AZ 85255
(Address of principal executive offices) (Zip Code)

(480) 305-2052
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required o submit and post such files).                                                           ☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐	Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer (Do not check if smaller reporting company)	☒	Smaller Reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
☐ Yes   ☒ No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at August 13, 2010
Common stock, $.001 par value	27,060,561

EXPLANATORY NOTE

This Quarterly Report on Form 10-Q/A amends the Quarterly Report on Form 10-Q of American Petro-Hunter, Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”) originally filed with the SEC on August 16, 2010, to among other things, make certain changes to our financial statements, to add a discussion of our oil and gas properties to Note 2 to the financial statements and to revise Note 4 to the financial statements - Investments in Mineral Properties.

AMERICAN PETRO HUNTER INC.
FORM 10-Q/A

June 30, 2010

INDEX

PAGE
PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.	~~3~~[__]

Condensed Balance Sheets as of June 30, 2010 (Unaudited) and December 31, 2009 Audited).	~~3~~[__]

Condensed Statements of Operations for the three and six month periods ended June 30, 2010 and 2009 and for the period from January 24, 1996 (inception) to June 30, 2010 (Unaudited)	~~4~~[__]

Condensed Statements of Cash Flows for the six month periods ended June 30, 2010 and 2009 and for the period from January 24, 1996 (inception) to June 30, 2010 (Unaudited)	~~5~~[__]

Condensed Statements of Stockholders’ Equity (Deficit) for the six month period ended June 30, 2010 and for the period from January 24, 1996 (inception) to June 30, 2010 (Unaudited))	~~6~~[__]

Notes to Financial Statements	~~7~~[__]

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	~~15~~[__]

Item 3. Quantitative and Qualitative Disclosures About Market Risk.	~~20~~[__]

Item 4. Controls and Procedures	~~20~~[__]

PART II—OTHER INFORMATION

Item 1. Legal Proceedings	~~21~~[__]

Item 1A. Risk Factors	~~21~~[__]

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds	~~21~~[__]

Item 3. Defaults Upon Senior Securities	~~21~~[__]

Item 4. Reserved	~~21~~[__]

Item 5. Other Information	~~21~~[__]

Item 6. Exhibits	~~21~~[__]

Signatures	~~22~~[__]

FORWARD-LOOKING STATEMENTS

This Report on Form 10-Q contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements included in this report.  Such statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue,” or similar terms, variations of such terms, or the negative of such terms.  Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements.  Such statements address future events and conditions concerning, among others, capital expenditures, earnings, litigation, regulatory matters, liquidity and capital resources, and accounting matters.  Actual results in each case could differ materially from those anticipated in such statements by reason of factors such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments in markets in which we operate, results of litigation, and other circumstances affecting anticipated revenues and costs, and the risk factors set forth under the heading “Risk Factors” in our Annual report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 26, 2010.

~~As used in this Form 10-Q, “we,” “us,” and “our” refer to American Petro-Hunter Inc., which is also sometimes referred to as the “Company.”~~

YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS

The forward-looking statements made in this report on Form 10-Q relate only to events or information as of the date on which the statements are made in this report on Form 10-Q.  Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  You should read this report and the documents that we reference in this report, including documents referenced by incorporation, completely and with the understanding that our actual future results may be materially different from what we expect or hope.

2

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

American Petro-Hunter, Inc.
(A Development Stage Company)
Condensed Balance Sheets

	(Unaudited)
	June 30,	December 31,
	2010	2009
Assets

Current assets:
Cash	$13,036	$38,021
Accounts receivable	6,277	5,018
Other receivable	176,982	13,184
Taxes recoverable	2,111	2,111
Prepaid expenses	4,000	-
Total current assets	202,406	58,334

Investments in mineral properties	1,274,175	708,434

Total assets	$1,476,581	$766,768

Liabilities and Stockholders' (Deficit)

Liabilities:
Accounts payable and other liabilities	$309,486	$184,602
Note payable	38,150	35,977
Convertible debenture	895,985	-
Accrued interest on convertible debenture	14,589	-
Convertible debenture, net of discount of $17,165 and $384,021	616,140	599,285
Loan guarantee	94,860	94,860
Total liabilities	1,969,210	914,724

Stockholders' equity
Common stock, $0.001 par value, 200,000,000 shares authorized, 27,060,561 and 23,748,561 shares issued and outstanding as of June 30, 2010 and December 31, 2009, respectively	27,061	23,749
Common stock to be issued; 542,857 and 1,830,825 as of June 30, 2010 and December 31, 2009, respectively	543	1,831
Additional paid-in capital	5,833,288	5,110,636
Accumulated comprehensive gain (loss)	(8,114)	(8,114)
(Deficit) accumulated during development stage	(6,345,407)	(5,276,058)
Total stockholders' (deficit)	(492,629)	(147,956)

Total liabilities and stockholders' (deficit)	$1,476,581	$766,768

The accompanying notes are an integral part of these financial statements.

3

American Petro-Hunter, Inc.
(A Development Stage Company)
Condensed Statements of Operations

					For the Period
					~~For the Period~~ from January 24, ~~1996 (inception) to~~
	For the three months ended June 30,		For the six months ended June 30,		~~June 30,~~1996 (inception) to
	2010	2009	2010	2009	June 30, 2010

Revenue	$10,794	$-	$20,123	$-	$97,851

Cost of Goods Sold	488	-	11,371	-	24,461
Production expenses	~~488~~	~~-~~	~~11,371~~	~~-~~	~~24,461~~

Gross profit	10,306	-	8,752	-	73,390

General and administrative	126,601	161,442	200,178	200,911	2,352,514
Executive compensation	51,000	54,273	285,000	72,749	858,237
Rent	12,529	-	21,165	200	81,378
Impairment expense	-	-	116,900	-	1,217,080
Total expenses	190,130	215,715	~~506,343~~623,243	273,860	~~3,292,129~~4,509,209

Net loss before other income (expense)	(179,824)	(215,715)	(497,591614,491)	(273,860)	(3,218,7394,435,819)

Other income (expense):
Interest expense	(173,811)	(2,725)	(454,858)	(3,835)	(720,298)
Loan placement fee	-	(230,616)	-	(238,227)	(238,227)
~~Loss from discontinued operations~~	~~-~~	~~-~~	~~-~~	~~-~~	(937,194)
Loss from loan guarantee	-	-	-	-	(84,858)
Loss from settlement of debt	-	-	-	(14,971)	(14,971)
~~Impairment expense~~	~~-~~	~~-~~	(116,900)	~~-~~	(1,217,080)
Income from debt forgiveness	-	-	-	-	85,960
Total other income (expenses)	(173,811)	(233,341)	(571,758454,858)	(257,033)	(3,126,668972,394)

Net loss from continuing operations	(353,635)	(449,056)	(1,069,349)	(530,893)	(5,408,213)

Net loss from discontinued operations	-	-	-	-	(937,194)

Net loss	(353,635)	(449,056)	(1,069,349)	(530,893)	(6,345,407)

Other comprehensive gain (loss):
Foreign currency translation gain	-	7,709	-	36,718	(8,114)

Comprehensive loss	$(353,635)	$(441,347)	$(1,069,349)	$(494,175)	$(6,353,521)

~~common shares outstanding~~
common shares outstanding basic and fully diluted	27,060,561	21,610,715	26,406,316	17,243,740

~~Net (loss) per share -~~
Net (loss) per share - basic and fully diluted	(0.013)	(0.020)	$(0.040)	$(0.029)

The accompanying notes are an integral part of these financial statements.

4

American Petro-Hunter, Inc.
(A Development Stage Company)
Condensed Statement of Cash Flows

			For the Period
			~~For the Period~~ from January 24, ~~1996 (inception) to~~
	For the six months ended June 30,		~~June 30,~~1996 (inception) to
	2010	2009	June 30, 2010
Cash flows from operating activities
Net ~~(~~loss~~)~~	$(1,069,349)	$(530,893)	$ (~~5,408,213~~6,345,407)
Adjustments to reconcile net (loss) to net cash used in oerating activities:
Accrued interest on notes payable	2,174	1,472	18,573
(Gain) loss from loan guarantee	-	4,447	94,860
Warrants issued for services	-	238,227	366,227
Shares issued for services and compensation	170,000	-	1,162,558
Amortization of discount	366,857	-	564,462
Impairment expense	116,900	-	889,629
Accrued interest on convertible debenture	14,589		14,589
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,259)	-	(6,277)
(Increase) decrease in other receivable	(163,798)	-	(176,982)
(Increase) decrease in taxes recoverable	-	(108)	(2,111)
(Increase) decrease in prepaid expenses	(4,000)	-	(4,000)
Increase (decrease) in accounts payable and other liabilities	124,883	136,182	2,087,846
Increase (decrease) in due to related parties	-	(123,852)	(107,170)
Net cash (used) by operating activities	(443,003)	(274,525)	(~~506,009~~1,443,203)

Cash flows from investing activities
Acquisition of investments in mineral properties	(682,642)	(400,666)	(2,156,305)
Net cash provided by investing activities	(682,642)	(400,666)	(2,156,305)

Cash flows from financing activities
Proceeds from sale of common stock, net of share issuance costs	155,000	45,000	803,168
Proceeds from warrant exercise	49,676	-	695,200
Proceeds from note payable	-	30,985	243,000
Proceeds from convertible debenture	895,984	500,000	1,895,984
Payments for convertible debenture	-	-	(16,694)
Net cash provided by financing activities	1,100,660	575,985	3,620,658

~~Cash flows used in discontinued operations~~	~~-~~	~~-~~	(937,194)

Foreign currency translation effect on cash	-	36,718	(8,114)

Net increase (decrease) in cash	(24,985)	(62,488)	13,036
Cash - beginning	38,021	136	-
Cash - ending	$13,036	$(62,352)	$13,036

Supplemental disclosures:
Interest paid	$69,000	$-	$69,000
Income taxes paid	$-	$-	$-

Non-cash transactions:
Warrants issued for services	$-	$-	$366,227
Shares issued for services and compensation	$170,000	$-	$1,162,558
Note payable converted to common stock	$350,000	$-	$569,864
Accounts payable converted to common stock	$-	$-	$165,082

The accompanying notes are an integral part of these financial statements.

5

American Petro-Hunter, Inc.
Condensed Statement of Stockholder's Equity (Deficit)

					Deficit
					accumulated		Total
	Common Stock		Additional	Common	during the	Accumulated	Stockholder's
	~~Common Stock~~		Paid-in	Stock to	development	Comp.	Equity
	Shares	Amount	Capital	be issued	stage	gain(loss)	(Deficit)

Shares issued for cash, net of issue costs	10,497,300	$10,497	$296,833	$-	$-	$-	$307,330
Net income	-	-	-	-	4,856	-	4,856
Balance at December 31, 1996	10,497,300	10,497	296,833	-	4,856	-	312,186

Shares issued for cash, net of issue costs	187,416	187	46,850	-	-	-	47,037
Net loss	-	-	-	-	(96,386)	-	(96,386)
Unrealized foreign exchange gain	-	-	-	-	-	8,258	8,258
Balance at December 31, 1997	10,684,716	10,684	343,683	-	(91,530)	8,258	271,095

Stock reverse split 3:1	(7,123,094)	(7,123)	7,123	-	-	-	-
Shares issued	7,773,026	7,773	1,980,833	-	-	-	1,988,606
Unrealized foreign exchange loss	-	-	-	-	-	(8,258)	(8,258)
Net loss	-	-	-	-	(1,798,830)	-	(1,798,830)
Balance at December 31, 1998	11,334,648	11,334	2,331,639	-	(1,890,360)	-	452,613

1998 issuance cancelled	(4,800,000)	(4,800)	(1,339,200)	-	-	-	(1,344,000)
Share issue costs	500,000	500	85,000	-	-	-	85,500
Net loss	-	-	-	-	(307,331)	-	(307,331)
Balance at December 31, 1999	7,034,648	7,034	1,077,439	-	(2,197,691)	-	(1,113,218)

Shares issued	4,435,570	-	1,083,791	-	-	-	1,083,791
Finders' fees	-	-	48,000	-	-	-	48,000
Share purchase warrants	-	-	80,000	-	-	-	80,000
Net loss	-	-	-	-	(547,097)	-	(547,097)
Balance at December 31, 2000	11,470,218	7,034	2,289,230	-	(2,744,788)	-	(448,524)

Stock reverse split 10:1	(10,323,196)	(5,887)	5,887	-	-	-	-
Shares issued	4,253,617	4,254	552,106	-	-	-	556,360
Net loss	-	-	-	-	(297,352)	-	(297,352)
Balance at December 31, 2001	5,400,639	5,401	2,847,223	-	(3,042,140)	-	(189,516)

Shares issued	220,000	220	21,780	-	-	-	22,000
Net loss	-	-	-	-	(29,664)	-	(29,664)
Balance at December 31, 2002	5,620,639	5,621	2,869,003	-	(3,071,804)	-	(197,180)

Shares issued	430,000	430	25,370	-	-	-	25,800
Other comprehensive loss	-	-	-	-	17,920	(17,920)	-
Net loss	-	-	-	-	(57,652)	-	(57,652)
Balance at December 31, 2003	6,050,639	6,051	2,894,373	-	(3,111,536)	(17,920)	(229,032)

Shares issued for services rendered	475,000	475	56,525	-	-	-	53,774
Other comprehensive loss	-	-	-	-	-	(9,773)	(9,773)
Net loss	-	-	-	-	(134,058)	-	(134,058)
Balance at December 31, 2004	6,525,639	6,526	2,950,898	-	(3,245,594)	(27,693)	(319,089)

Shares issued for services rendered	-	-	-	-	-	-	3,226
Shares issued for cash	1,739,380	1,739	85,230	-	-	-	86,969
Other comprehensive loss	-	-	-	-	-	(6,156)	(6,156)
Net loss	-	-	-	-	(70,711)	-	(70,711)
Balance at December 31, 2005	8,265,019	8,265	3,036,128	-	(3,316,305)	(33,849)	(305,761)

Other comprehensive loss	-	-	-	-	-	(6,380)	(6,380)
Net loss	-	-	-	-	(72,398)	-	(72,398)
Balance at December 31, 2006	8,265,019	8,265	3,036,128	-	(3,388,703)	(40,229)	(384,539)

Other comprehensive loss	-	-	-	-	-	(49,031)	(49,031)
Share subscription received in advance	-	-	-	60,000	-	-	60,000
Net loss	-	-	-	-	(107,554)	-	(107,554)
Balance at December 31, 2007	8,265,019	8,265	3,036,128	60,000	(3,496,257)	(89,260)	(481,124)

Share issued for subscription recd in 07	1,200,000	1,200	58,800	(60,000)	-	-	-
Common stock sold at $0.05 per share	600,000	600	29,400	-	-	-	30,000
Share subscription received in 2008	-	-	-	40,000	-	-	40,000
Other comprehensive gain	-	-	-	-	-	81,146	81,146
Net loss	-	-	-	-	(123,823)	-	(123,823)
Balance at December 31, 2008	10,065,019	10,065	3,124,328	40,000	(3,620,080)	(8,114)	(453,801)

Shares owed at December 31, 2008 issued	800,000	800	39,200	(40,000)	-	-	-
Shares issued for cash	2,250,000	2,250	42,750	-	-	-	45,000
Shares issued for accts payable conversion	8,254,088	8,254	156,828	-		-	165,082
Shares issued for notes payable conversion	879,454	880	218,984	-	-	-	219,864
Warrants issued for services	-	-	238,227	-	-	-	238,227
Warrant exercise	1,500,000	1,500	223,500	-	-	-	225,000
Shares sold for cash, not issued at year-end	-	-	66,310	190	-	-	66,500
Warrant exercise, not issued yet at year-end	-	-	418,883	1,641	-	-	420,524
Warrants issued with debt	-	-	581,626	-	-	-	581,626
Net loss	-	-	-	-	(1,655,978)	-	(1,655,978)
Balance at December 31, 2009	23,748,561	$23,749	$5,110,636	$1,831	$(5,276,058)	$(8,114)	$(147,956)

Shares issued for executive compensation	250,000	250	169,750				170,000
Shares issued from shares to be issued	1,830,825	1,831		(1,831)			-
Exercise of Warrants	231,175	231	34,445				34,676
Shares issued for convertible debt	1,000,000	1,000	349,000				350,000
Shares sold for cash			154,557	443			155,000
Exercise of Warrants			14,900	100			15,000
Net loss					(1,069,349)		(1,069,349)

Balance at June 30, 2010	27,060,561	$27,061	$5,833,288	$543	$(6,345,407)	$(8,114)	$(492,629)

The accompanying notes are an integral part of these financial statements.

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American Petro-Hunter Inc.
(A Development Stage Company)
Notes to Financial Statements
June 30, 2010

1.      Nature and Continuance of Operations
American Petro-Hunter Inc. (the “Company”) was incorporated in the State of Nevada on January 24, 1996 as Wolf Exploration Inc. On March 17, 1997, Wolf Exploration Inc. changed its name to Wolf Industries Inc.; on November 21, 2000, they changed its name to Travelport Systems Inc., and on August 17, 2001, changed its name to American Petro-Hunter Inc.

The Company is evaluating the acquisition of certain natural resource projects with the intent of developing such projects. The Company focus is currently in locating and assessing potential acquisition targets, including real property, oil and gas companies.

Going Concern
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is at a development stage and has minimal revenues, has limited assets and has accumulated deficit and comprehensive losses during the development period of $6,345,407 and requires additional funds to maintain its operations. Management’s plan in this regard is to raise equity financing as required. There can be no assurance that sufficient funding will be obtained. The foregoing matters raise substantial doubt about the Company’s ability to continue as a going concern. The condensed financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Development Stage Activities
The Company is in the development stage.  We have had minimal revenue from our current operations.  To generate revenue, our new business plan is to focus development of our natural resource projects. Based upon our business plan, we are a development stage enterprise.  Accordingly, we present our financial statements in conformity with the accounting principles generally accepted in the United States of America that apply in establishing operating enterprises.  As a development stage enterprise, we disclose the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from our inception to the current balance sheet date.

2.	Significant Accounting Policies
The following is a summary of significant accounting policies used in the preparation of these financial statements.

Principles of accounting
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Income taxes
The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition
It is our policy that revenues will be recognized in accordance with ASC subtopic 605-10 (formerly SEC Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition.”).  Under ASC 605-10, product revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectability is reasonably assured.

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Use of estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net loss per share
In accordance with ASC subtopic 260-10, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding.  Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Financial instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, notes payable and loan guarantee. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their relatively short-term maturities.  See Note 5 for further details.

Reclassifications
Certain comparative figures have been reclassified to conform to the current period’s presentation.

Oil and Gas Properties

We follow the successful efforts method of accounting for oil and gas exploration and production activities.  All costs for development wells, related plant and equipment, proved mineral interests in oil and gas properties are capitalized.  Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves.  Cost of wells that are assigned proved reserves remain capitalized. All other exploratory wells and costs are expensed.

Depreciation, depletion and amortization of all capitalized costs of proved oil and gas producing properties are expensed using the straight-line method over the estimated useful life of each well.   Period valuation provisions for impairment of capitalized costs of unproved mineral interests are expensed.

The costs of unproved properties are excluded from amortization until the properties are evaluated. Unevaluated properties are assessed individually when drilling and flow testing results indicate whether we have an economic resource or not. All capitalized costs associated with properties that have been determined to be a “dry-hole” are impaired when that determination is made.

3.	Recent Accounting Pronouncements
The FASB issued ASC subtopic 855-10 (formerly SFAS 165 “Subsequent Events”), incorporating guidance on subsequent events into authoritative accounting literature and clarifying the time following the balance sheet date which management reviewed for events and transactions that may require disclosure in the financial statements.  The Company has adopted this standard.  The standard increased our disclosure by requiring disclosure reviewing subsequent events.  ASC 855-10 is included in the “Subsequent Events” accounting guidance.

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In April 2009, the FASB issued ASC subtopic 820-10 (formerly Staff Position No. FAS 157-4, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”). ASC 820-10 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. FSP 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, FSP 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. The Company determined that adoption of FSP 157-4 did not have a material impact on its results of operations and financial position.

In July 2006, the FASB issued ASC subtopic 740-10 (formerly Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes”). ASC 740-10 sets forth a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation is based on a two-step approach. The first step requires an entity to evaluate whether the tax position would “more likely than not,” based upon its technical merits, be sustained upon examination by the appropriate taxing authority. The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. In addition, previously recognized benefits from tax positions that no longer meet the new criteria would no longer be recognized. The application of this Interpretation will be considered a change in accounting principle with the cumulative effect of the change recorded to the opening balance of retained earnings in the period of adoption. Adoption of this new standard did not have a material impact on our financial position, results of operations or cash flows.

In April 2008, the FASB issued ASC 815-40 (formerly Emerging Issues Task Force (“EITF”) 07-05, "Determining whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock"). ASC815-40 applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, and to any freestanding financial instruments that are potentially settled in an entity’s own common stock. ASC 815-40 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The adoption of this pronouncement did not have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued ASC 105 Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification TM (the “Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”). All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements will include references to the new Codification. The Codification does not change or alter existing GAAP and, therefore, will not have an impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued changes to the consolidation guidance applicable to a variable interest entity (VIE). FASB ASC Topic 810, "Consolidation," amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis. The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity's economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE. FASB ASC 810 also requires enhanced disclosures about an enterprise's involvement with a VIE. Topic 810 is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. This will not have an impact on the Company’s financial position, results of operations or cash flows.

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In June 2009, the FASB issued Financial Accounting Standards Codification No. 860 - Transfers and Servicing. FASB ASC No. 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. FASB ASC No. 860 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of FASB ASC No. 860 will not have an impact on the Company’s financial statements.

International Financial Reporting Standards
In November 2008, the Securities and Exchange Commission (“SEC”) issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and 2012. The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

4.	Investments in Mineral Properties

During the six months ended June 30, 2010, the Company made eight investments in the amount of $682,642.  During the year ended December 31, 2009, the Company made nine investments in natural resource projects in the amount of $1,473,663.  Several of those investments produced “dry holes” and were therefore fully impaired.  During the period ended June 30, 2010 and December 31, 2009, impairment expense related to these “dry holes” was $116,900 and $765,229, respectively.  As of June 30, 2010, the Company has ~~three~~ investments, valued at cost~~, for a total~~ of $1,274,175 ~~and as of~~; $96,947 in proved wells and $1,177,228 in unproved wells.   At December 31, 2009, the Company has ~~two~~ investments, valued at cost~~, for a total of $708,434, respectively.  Management evaluated all investments as of June 30, 2010 and determined that no impairment was necessary.  Those investments were~~ of $708,434; $109,124 in proved wells and $599,310 in unproved wells.  Capitalized costs of proved properties are amortized and expensed using the straight-line method over the estimated useful life of each well.   Unproved properties are excluded from amortization.  Amortization expense was not taken in the year ended December 31, 2009 and the six months ended June 30, 2010 because it was immaterial to the overall financials.  A summary of investments follows:

S&W Oil & Gas, LLC - Poston Prospect
On May 4, 2009, the Company entered into a binding Letter of Intent (“LOI”) with S&W Oil & Gas, LLC (“S&W”) to participate in the drilling for oil in the Poston Prospect #1 Lutters in Southwest Trego County, Kansas (the “Poston Prospect”).  Pursuant to the LOI, the Company paid S&W $64,536 in exchange for a 25% working interest in the 81.5% net revenue interest in the Poston Prospect.  During the year ended December 31, 2009, an additional $44,624 was paid for completion of the oil well and for the purchase of necessary equipment.    All of the Company’s revenue for the six months ended June 30, 2010 and year ended December 31, 2009 was generated by this investment.

S&W Oil & Gas, LLC – Rooney Prospect
On June 19, 2009, the Company entered into a binding LOI with S&W to participate in the drilling for oil and natural gas in the Rooney Prospect located in southwestern Ford County, Kansas.  Pursuant to the LOI, the Company paid S&W a total of $113,333 for land acquisition and leasing costs, $216,660 for the 3D seismic shoot costs, and $269,281 for completion of the oil well and the purchase of necessary equipment in exchange for a 50% working interest in the 81.5 net revenue interest of the project.  During the six months ended June 30, 2010, an additional $82,750 was invested in this well.

Oklahoma
During the quarter ending June 30, 2010, the Company entered into an agreement with Bay Petroleum to purchased working interests in several properties in Oklahoma and advanced funds for lease purchases.  The Company paid Bay Petroleum $482,850 in exchange for 25% to 50% working interest in the net revenue of the project.  Drilling will commence in the third quarter 2010.

5.	Fair Value Measurements
The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis.  The adoption of ASC Topic 820-10 did not impact the Company’s financial condition or results of operations.  ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.  The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

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Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of June 30, 2010:

	Level 1	Level 2	Level 3	Fair Value
Cash	$13,036	$-	$-	$13,036
Accounts & other receivables	-	183,259	-	183,259
Prepaid expenses	-	4,000	-	4,000
Accounts payable	-	309,486	-	309,486
Notes payable	-	38,150	-	38,150
Loan Guarantee	-	94,860	-	94,860
Total	$13,036	$629,755	$-	$642,791

6.	Debt and Debt Guarantee

Notes Payable
As of June 30, 2010 and December 31, 2009, the Company has a note payable of $25,000 bearing interest at 12% per annum collateralized by a general security arrangement over all of the Company’s assets.  The note was payable in full on May 18, 2007 and is therefore in default as of June 30, 2010.  During six months ended June 30, 2010 and the year ended December 31, 2009, the Company accrued interest expense of $2,173 and $3,855, respectively.  As of June 30, 2010 and December 31, 2009, the balance of the note payable, including accrued interest, is $38,150 and $35,977, respectively.

During the year ended December 31, 2009, the Company received $218,000 from the issuance of a convertible note payable.  The note paid 6% interest, was due on April 14, 2011, and was convertible at $0.25 per share.  The note accrued interest of $1,863 before the principle and accrued interest balance of $219,864 was converted into 879,454 shares of common stock during the year ended December 31, 2009.  As of June 30, 2010, nothing is due relating to this note payable.

Convertible Debentures
In August and September of 2009, the company received $1,000,000 from an investor to issue a convertible debenture, bearing interest at a rate of 18% per annum paid monthly on any unpaid principle balance to the investor, secured by the assets of the Company.  $500,000 of the debenture is due on August 13, 2010 and the other $500,000 is due on September 15, 2010.  The debenture calls for monthly interest payments to the investor until the debenture is fully paid.  The holder of the convertible debenture has the right to convert any portion of the unpaid principle and/or accrued interest at any time at the lower of $0.35 per share or a 25% discount to the average closing price of the five proceeding days.  In relation to the debentures, the Company issued 2,857,142 warrants to purchase common shares of the Company for $0.50 per share. The warrants have a term of two years.  At the time of filing for June 30, 2010, the company is in default.  Interest payments continue to be made.

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The warrants issued and beneficial conversion feature associated with the above convertible debentures were valued using the black scholes option pricing model and bifurcated out of the debenture proceeds and recorded as additional paid in capital in the amount of $581,626.  A discount on the convertible debenture was recorded in the same amount and will be amortized into interest expense over the life of the debenture using the interest method.  For the six months ended June 30, 2010 and the year ended December 31, 2009, $366,856 and $197,605, respectively, was amortized into interest expense in relation to these discounts.  In March 2010, $350,000 of the debenture balance was converted to 1,000,000 shares of stock.  As of June 30, 2010 and December 31, 2009, the balance due on the convertible debentures, net of the discount of $17,165 and $384,021, was $616,140 and $599,285, respectively.

During May and June 2010, the company received $895,984 from an investor to issue a convertible debenture, bearing interest at a rate of 24% per annum.  The note is due May 17, 2011.  The holder of the convertible debenture has the right to convert any portion of the unpaid principle and/or accrued interest at any time at the conversion price of $0.90.  As of June 30, 2010, the balance due on the convertible debenture was $910,574, including accrued interest of $14,589.

Loan Guarantee
In 2004, the Company received a demand for payment from Canadian Western Bank (“CWB”) pursuant to a guarantee provided by the Company in favor of Calgary Chemical, a former subsidiary.

The Company divested itself of Calgary Chemical in 1998 under an agreement with a former president and purchaser. The agreements included an indemnity guarantee from the purchaser of Calgary Chemical, whereby the purchaser would indemnify and save harmless the Company from any and all liability, loss, damage or expenses.

Upon receipt of the claim, the Company accrued the amount of the claim since in the opinion of legal counsel it is more likely than not that CWB would prevail in this action.

Interest expense
Interest expense related to all of the above items for the six months ended June 30, 2010 and December 31, 2009 was $454,858 and $265,440, respectively.

7.	Stockholders’ Equity Transactions

Common Stock
During the year ended December 31, 2009, the Company issued 800,000 shares of common stock that was owed but not issued as of December 31, 2008.

During the year ended December 31, 2009, the Company issued 2,250,000 units at a price of $0.02 per share for cash.

During the year ended December 31, 2009, the Company issued 8,254,088 shares at a price of $0.02 per share to convert $165,082 of accounts payable.

During year ended December 31, 2009, the Company issued 879,454 shares at a price of $0.25 per share to convert a note payable balance of $219,864 (See Note 6).

During year ended December 31, 2009, the Company issued 1,500,000 shares of common stock in an exercise of 1,500,000 warrants at a price of $0.15 for total proceeds of $225,000.

During the year ended December 31, 2009, the Company sold 190,000 shares of common stock for $66,500 cash.  As of December 31, 2009, these shares have not been issued and are shown as common stock owed but not issued.

12

During the year ended December 31, 2009, the Company received $420,524 for the exercise of 1,640,825 warrants to purchase 1,640,825 shares of common stock.  As of December 31, 2009, these shares have not been issued and are shown as common stock owed but not issued.

During the quarter ended March 31, 2010, the Company issued 190,000 shares of common stock that was owed but not issued as of December 31, 2009.

During the quarter ended March 31, 2010, the Company issued 1,640,825 shares of common stock that was owed but not issued as of December 31, 2009.

During the quarter ended March 31, 2010, the Company issued 250,000 shares to Directors in lieu of executive compensation of $170,000.

During the quarter ended March 31, 2010, the Company issued 231,175 shares of common stock in an exercise of 231,175 warrants at a price of $0.15 for total proceeds of $34,676.

During the quarter ended March 31, 2010, the Company issued 1,000,000 shares of common stock in exchange for $350,000 of convertible debt. (See Note 6).

During the quarter ended March 31, 2010, the Company received $155,000 for the purchase of 442,857 shares of common stock and 442,857 warrants with an exercise price of $0.50.  As of June 30, 2010, these shares have not been issued and are shown as common stock owed but not issued.

During the quarter ended March 31, 2010, the Company received $15,000 for the exercise of 100,000 warrants to purchase 100,000 shares of common stock.  As of June 30, 2010, these shares have not been issued and are shown as common stock owed but not issued.

There was no stock activity in the quarter ended June 30, 2010.

As of June 30, 2010 and December 31, 2009, there are 27,060,561 and 23,748,561 shares of common stock outstanding, respectively, and 542,857 and 1,830,825 shares of common stock owed but not issued, respectively.

Warrants
As of December 31, 2008, there were 2,600,000 warrants outstanding at an exercise price of $0.15.

During the year ended December 31, 2009, the Company issued 2,857,142 warrants with a convertible debenture.    These warrants have 2 year terms expiring in August and September of 2011 and an exercise price of $0.50.  See Note 6 for further details.

During the year ended December 31, 2009, the Company issued 1,672,000 warrants for services.  The warrants had two-year terms and an exercise price of $0.35.  The warrants were valued using the black scholes option pricing model and valued at $238,227.  800,000 of these warrants were cancelled during the year when the service was not performed.

During year ended December 31, 2009, a total of 3,140,825 warrants were exercised into common shares of the Company at a price of $0.15 and $0.35 per share to a total of $645,524 cash.

During the quarter ended March 31, 2010, a total of 331,175 warrants were exercised into common shares of the Company at a price of $0.15 per share to a total of $49,676.

During the quarter ended March 31, 2010, the Company issued 442,857 warrants with an exercise price of $0.50.

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As of June 30, 2010, there are 3,299,999 warrants outstanding at an exercise price of $0.50.  These warrants will expire in the year ending December 31, 2011.

8.	Income Taxes
The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes”) for recording the provision for income taxes.  ASC 740-10 requires the use of the asset and liability method of accounting for income taxes.  Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.  Deferred income tax expenses or benefits are based on the changes in the asset or liability each period.  If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.  Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company’s effective income tax rate is higher than would be expected if the federal statutory rate were applied to income before tax, primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes during the year ended December 31, 2009. The Company’s operations for the year ended December 31, 2009 and 2008 resulted in losses, thus no income taxes have been reflected in the accompanying statements of operations.

As of June 30, 2010, the Company has net operating loss carry-forwards of approximately $5,400,000 (December 31, 2009 - $4,510,829) which may or may not be used to reduce future income taxes payable. Current Federal Tax Law limits the amount of loss available to offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.  A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to this deferred asset. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these deferred tax assets.

9.	Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.  There are no subsequent events to note.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with our financial statements and notes thereto included elsewhere in this quarterly report.  Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results, or other developments.  Forward-looking statements are based upon estimates, forecasts, and assumptions that are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by us, or on our behalf.  We disclaim any obligation to update forward-looking statements.

Background

We are an oil and natural gas exploration and production (E&P) company with current projects in California, Kansas and Oklahoma.  As of June 30, 2010, we had no producing wells in California, two producing wells in Kansas and one producing well in Oklahoma, and rights for the exploration and production of oil and gas on more than an aggregate of approximately 11,613 acres in those states.  Subsequent to our quarterly period ended June 30, 2010, we had a third well begin early production in Kansas.  Typically, our interest in a well arises from a contract with another entity pursuant to which provide financial support for certain costs incurred in the exploration and development of a project, which may include land costs, seismic or other exploration, and test drilling.  In exchange, we typically receive an interest in the proceeds from the project’s production.

We were formed on January 24, 1996 pursuant to the laws of the State of Nevada under the name Wolf Exploration, Inc.  In August 2001, we changed our name to American Petro-Hunter, Inc and began focusing our business on the exploration and eventual exploitation of oil and gas.

On April 6, 2009, we entered into a Participation Agreement with Archer Exploration, Inc. (“Archer”) to participate in the drilling for natural gas on a prospect located in Stanislaus County, California.  Pursuant to the agreement, we agreed to pay to Archer $200,000 for all costs in connection with the acquisition and operation of the prospect until completion of an initial test well, which includes historic engineering and geological development of the prospect as well as costs for a seismic program required to finalize and define the initial well location, in exchange for a 25% working interest in the prospect.  The assignment of the 25% interest will only be made upon the successful completion of the initial test well.  The seismic shoot began on August 10, 2009.  The results of the seismic indicate the need to reprocess the data and potentially add additional seismic lines to identify the test well locations.  We are planning additional seismic shoots prior to December 2010 and the combined data packages will be used to evaluate whether there is a suitable location for a test well.

On May 4, 2009, we entered into a binding Letter of Intent with S&W Oil & Gas, LLC (“S&W”) to acquire a 25% working interest and 81.5% net revenue interest on all commercial production in the 750-acre Poston Prospect #1 Lutters oilfield in Southwest Trego County, Kansas, for a purchase price of $64,536, which we have paid.  Management believes this prospect contains a potential multi-well program and that the available transportation and support infrastructure will support a requisite storage tank battery at the location.  On May 13, 2009, drilling began on the prospect with a planned total depth of 4,500 feet.  On May 19, 2009, we announced that the well had reached a total depth of 4,400 feet, encountering both oil and gas over a 46 foot interval.  The oil was excellent quality 35 degree light oil and tests resulted in 65% oil cut with 10% gas and mud with no water.  The #1 Lutters Well was completed on June 16, 2009.  We then made a casing election set pipe following well logging.  Oil production on the #1 Lutters Well began on June 18, 2009.  On July 9, 2009, we announced that 770 barrels of oil had been shipped from the #1 Lutters Well for the 11 days of production in June 2009.  As of August 2009, we began receiving revenue from this oilfield and since then have experienced average production of approximately 30 barrels per day.  The next well planned for the Poston Project was designated as the #2 Lutters Well, which was drilled to a total depth of 4,320 feet where we encountered good oil shows during drilling and in initial drill stem tests from a target zone.  After further drilling, we encountered good oil shows but we did not complete drilling of the well for commercial production because of the oil’s permeability and porosity.  However, management believes the project itself remains viable as there are additional offset opportunities for this project.  On July 1, 2010 we announced completion of the #3 Lutters Well, at a depth of 4,328 feet, as a direct-offset to the #1 Lutters Well.  On July 14, 2010, we announced that the #3 Lutters Well had begun production.  Current production for the #1 Lutters Well has been variable as a result of paraffin issues and required the down hole pump to be raised to upper perforations.  The current daily rates are in the 30 to 35 barrel per day levels after a squeeze job to cement in a water zone producing in the 20 barrel range or a 65% oil cut.  Production at the #3 Lutters Well has begun at the rate of 60 barrels per day.  We are currently increasing the pump jack strokes per minute in an attempt to increase the production rate at the #3 Lutters Well, with a target production rate of 110 barrels per day by the end of July 2010.

15

On June 11, 2009, we entered into a binding Letter of Intent with S&W to participate in the drilling for oil and natural gas in the 1,760-acre Brinkman Prospect located in Clark County, Kansas, approximately 20 miles south of Dodge City.  The project is proximal to historic oil production primarily from Marmaton Limestone with secondary objectives in the Morrow Sand.  Of significance, over 49,000 barrels have been produced from a seismic anomaly to the northeast of the chosen drilling location as well as Langdon Sands that has produced cumulative gas production in excess of 1 BCF.  We paid S&W a total of $22,833.28 for land acquisition, leasing, and seismic costs for a 25% working interest in the prospect.  In addition, we agreed to pay $56,466.66 to cover dry-hole cased drilling costs associated with the first exploratory oil well and 25% of all further going forward costs such as completion and related infrastructure costs.  If a successful commercial well is established, we will receive an 81.5% net revenue interest in the prospect.  On July 28, 2009, drilling on the Brinkman Prospect commenced and by August 14, 2009, drilling was completed.  Several oil and gas shows in the well were tested and deemed not commercially viable and were plugged and abandoned.  We may engage in future exploratory drilling at the Brinkman Prospect in the future, but no drilling is currently planned for the Brinkman Prospect in 2010.

On June 19, 2009, we entered into a binding Letter of Intent with S&W to participate in the drilling for oil and natural gas in the Rooney Project located in southwestern Ford County, Kansas.  The Rooney Project is located in southwestern Ford County, Kansas, which is 20 miles due south of Dodge City.  The project consists of eight sections totaling 7,040 acres and the large contiguous acreage block represents the first land position we acquired that management considers to be a “core” land holding that could, with future successful development, provide the basis for the requisite production necessary to meet our intermediate and long-term goals.  The Rooney Project is directly adjacent to the north edge of existing Morrow Sand oil and gas production.  An analog well designated as 3-30-25W in the Morrow pool has cumulatively produced 344,448 barrels of oil and 933,622 MCF gas.  There are multiple wells within two miles of our acreage that have produced in the 35,000 to 40,000 barrel range from discrete sand channels.  It is these sand channels that we attempted to identify through the completion of a 3D seismic shoot across the entire acreage.  Based on the 3D seismic shoot, we developed a minimum of five target locations for new wells.  Under the terms of the agreement with S&W, we paid S&W a total of $113,333.12 for land acquisition and leasing costs.  We also agreed to pay up to $216,666.64 for the 3D seismic shoot costs that include processing and interpretation, as well as 50% of all further going-forward costs such as completion and related infrastructure costs.  S&W has assigned a 50% of the working interest and 81.5% net revenue interest in the prospect to us.

On November 12, 2009, drilling at the #24-1 Double H Oil Well site in the Rooney Project commenced, and we successfully discovered both oil and gas.  On December 9, 2009, we announced the preliminary findings from the initial drill stem tests at the #24-1 Double H Oil Well.  A 12-foot pay zone was encountered that produced excellent quality 44 degree oil in the tubing up to the surface from 5,400 feet of depth with fluid test results returning 99% oil cut.  On January 4, 2010, the #24-1 Double H well at the Rooney Prospect commenced oil production, and we entered into an oil purchase contract with the National Co-op Refinery Association of McPherson Kansas to purchase all production at the Rooney lease at a premium to Kansas common oil prices of $3.85 per barrel above the daily price.  This price premium reflects the quality of the 44 degree oil being produced at Rooney.  The #24-1 Double H Oil Well required a re-completion due to casing separation that allowed the Dakota Formation producing fresh water to enter the well bore.  Following a re-cementing of the casing, the limestone reservoir was treated to attempt to dehydrate the clays that were causing clogging of the perforations.  The reservoir at this location only may have been adversely impacted by the fresh water.  In May 2010, the #2 Double H well in Kansas reached a total depth of 5,460 feet.  The #2 Double H is a direct offset to the #24-1 Double H discovery well.  The #2 Double H Well encountered oil shows in several formations down-hole including the targeted Morrow sand and Mississippian. Our engineering team is now assessing the results and will report on their findings and recommendations for the next step in the development program.

In February 2010, we drilled the Shelor 23-2 Well at the Rooney Project, which was drilled to a depth of 5,400 feet.  The well encountered a fault that cut off the reservoir at this easterly location and, although geological information was gained, did not result in any reservoir being identified.  The Shelor 23-2 Well was plugged and abandoned.

16

Having completed the #24-1 Double H Oil Well and drilled the #2 Double H Well and the Shelor 23-2 Well, we plan to further evaluate the Rooney Prospect as to its future potential for commercial oil for the fiscal year 2010.

On August 25, 2009, we entered into a binding Letter of Intent with S&W to participate in the drilling for oil in the Colby Prospect located in Thomas County, Kansas.  The 500 acre block has a well defined 3D seismic anomaly that includes seven potential zones to be tested.  We agreed to pay S&W cash in an amount to be determined for dry-hole cased drilling costs as well as 25% of all further going forward costs such as completion and related infrastructure costs.  If a successful commercial well is established, S&W will assign 25% of the working interest and 81.5% net revenue interest in the Prospect to us.  On October 20, 2009, we began drilling operations at the #1 Keck Well, and on November 4, 2009, drilling operations at this well ended.  While the well successfully encountered oil and gas in the target horizons, there were no adequate reservoirs in order to complete the well as a commercial producer.  Management believes that Colby remains a viable prospect, and further work and analysis will be required in order to fully develop the Colby lease.

On September 8, 2009, we entered into a Participation Agreement with Archer to participate in the drilling for natural gas on the Wurster Gas Project, a prospect located in Sacramento County, California, 20 miles south of the city of Sacramento.  The Wurster Prospect target lies due east of the Victory Gas Project in which we also have a 25% working interest.  This project targets Winters sandstones which have, in the Sacramento Valley, have accounted for over 400 BCF of gas production to-date along the Upper Cretaceous Winters “Eastside Stratigraphic Trend.”  Pursuant to the Participation Agreement, we have paid Archer $25,000 for costs in connection with the acquisition and operation of the prospect up to the drilling of an initial test well in exchange for a 25% working interest in the prospect.  Further, we are responsible for and have paid $125,000 for dry hole costs.  We are also responsible for 25% of all expenditures in connection with the development and operation of the prospect for drilling.  We may elect not to participate in additional expenditures in connection with the prospect at which time we will forfeit any interests we have in the prospect.  On October 8, 2009, we began drilling operations at the Wurster Gas Prospect – Archer-Tsakopoulos #2 well, which was planned as a 7,800 foot test for gas indicated by 3D seismic tests.  We increased our working interest in the Archer-Tsakopoulos #2 well up to 36% by purchasing an additional 11% through the payment of a pro-rata share for the seismic reprocessing and drilling costs in the amount of $66,000.  On November 4, 2009, drilling at this well ended.  While the well successfully encountered oil and gas in the target horizons, there were no adequate reservoirs in order to complete the well as a commercial producer.

On April 21, 2010, we entered into an operating agreement with Bay Petroleum Corp. (“Bay”) to participate in the drilling for oil in northern Oklahoma (the “Prospect”).  Pursuant to operating agreement, we agreed to pay to Bay $52,125 for all costs in connection with the acquisition and operation of the Prospect up to the drilling of an initial test well in exchange for a 25% working interest and 80% net revenue interest in the Prospect. We are also responsible for 25% of all expenditures in connection with the development and operation of the Prospect for drilling. On June 1, 2010, we announced that the No. 1 well had been put into production.  The current daily rates are in the 25 to 80 barrel per day levels, with water in the 200 barrel range or approximately 10% oil cut.  Dewatering is expected to increase the cut and barrels per day.  A water disposal well has been permitted and we are awaiting notification from the State.  On June 5, 2010 drilling commenced on the No. 2 well and on June 14, 2010, we announced that we had begun work on completion of the well.  On June 23, 2010, we announced that drilling had commenced on the No. 3 well.  On that date we also announced the acquisition of 3 additional blocks increasing our overall working interest participation up to 7 lease blocks currently.  We believe the Prospect will involve the drilling of at least one well per month with continued drilling through 2011, which represents an investment of approximately $1.4 million.

17

Properties

Production, Production Prices and Production Costs

           Sales of oil during the 2009 fiscal year amounted to $77,728 for 1,242 barrels at an average price of $62.58 per barrel and at an average production cost per barrel of $10.54.   Production costs are expected to increase as production increases.  Prior to the 2009 fiscal year we had not had any oil production.  We have not had any gas production.

Development Activities

During the 2009 fiscal year we drilled seven exploratory wells, of which two were net productive and five did not contain sufficient volumes to warrant completion for commercial production.  We did not drill any development wells during the 2009 fiscal year.  As of August 13, 2010, during the 2010 fiscal year we have drilled four exploratory wells, of which one is net productive and one did not contain sufficient volumes to warrant completion; as of August 13, 2010, the other two such wells, the No. 2 and No. 3 Prospect wells are still being drilled and/or evaluated for completion as detailed above.  As of August 13, 2010, during the 2010 fiscal year we have also drilled two development wells, as direct offshoots of the Lutters #1 well and the #24-1 Double H well, the former of which is net productive.  We undertook no exploratory or development activity in 2008 or 2007.

Delivery Commitments

           As of August 13, 2010, we had no delivery commitments for fixed and determinable quantities of oil or natural gas.  On January 4, 2010, we entered into an oil purchase contract with the National Co-op Refinery Association of McPherson Kansas to purchase all production at the Rooney lease at a premium to Kansas common oil prices of $3.85 per barrel above the daily price.  This price premium reflects the quality of the 44 degree oil being produced at Rooney.

Properties, Wells, Operations, Acreage and Current Activities

           The following table sets forth our interest in wells and acreage as of August 13, 2010.

	Number of Productive Wells		Developed Acreage (3)		Undeveloped Acreage
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
Oil	4	1.015	440	230	10,133	3,383
Gas	0	0	0	0	1,040	260

(1) A gross well or acre is a well or acre in which we own an interest.
(2) A net well or acre is deemed to exist when the sum of fractional ownership interests in wells or acres equals 1.
(3) Developed acreage is acreage assignable to productive wells.

           As of August 13, 2010, our acreage subject to leases has the minimum remaining lease terms set forth in the following table.

Property	Gross Acreage	Net Acreage	Minimum Remaining Lease Terms
Trego County, KS (Poston Prospect)	750	152.8	Held by production
Clark County, KS (Brinkman Prospect)	1,760	358.6	1 year
Ford County, KS (Rooney Prospect)	7,040	2,868.8	3 months
Thomas County, KS (Colby Prospect)	500	101.9	1 year
Sacramento County, CA (Wurster Gas Project)	1,040	260	6 months
Payne County, OK (Bay Prospect)	523	131	2 years

All of our oil and gas interests and acreage are located in, and all of our drilling and other development activities have occurred in, the United States.

18

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”) requires management of our Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP.  We believe certain critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial statements.  A description of our critical accounting policies is set forth in our Annual Report on Form 10-K for the year ended December 31, 2009.  As of, and for the six months ended June 30, 2010, there have been no material changes or updates to our critical accounting policies.

Results of Operations

The following discussion of the financial condition, results of operations, cash flows, and changes in our financial position should be read in conjunction with our audited consolidated financial statements and notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 26, 2010.

The financial statements mentioned above have been prepared in conformity with U.S. GAAP and are stated in United States dollars.

Comparison of six month periods ended June 30, 2010 and June 30, 2009

For the six month periods ended June 30, 2010 and June 30, 2009, we incurred a comprehensive loss of $1,069,349 and $494,175, respectively.  The increase was largely attributed to an increase in interest expense from $3,835 for the six month period ended June 30, 2009 to $454,858 for the six month period ended June 30, 2010.

General and administration expenses for the six month period ended June 30, 2010 amounted to $200,178 compared to $200,911 in the same period of 2009.  Executive compensation for the six month period ended June 30, 2010 was $285,000 compared to $72,749, in the same period of 2009.

We had no foreign currency gain or loss during the six month period ended June 30, 2010 compared to a gain of $36,718 in the same period of 2009, due to more favorable exchange rates during that period.

Comparison of three month periods ended June 30, 2010 and June 30, 2009

For the three month periods ended June 30, 2010 and June 30, 2009, we incurred a comprehensive loss of $353,635 and $441,347, respectively.  The decrease was largely attributed to a decrease in loan placement fees from $230,616 for the three month period ended June 30, 2009 to $0 for the three month period ended June 30, 2010.

General and administration expenses for the three month period ended June 30, 2010 amounted to $126,601 compared to $161,442 in the same period of 2009.  Executive compensation for the three month period ended June 30, 2010 was $51,000 compared to $54,273, in the same period of 2009.

We had no foreign currency gain or loss during the three month period ended June 30, 2010 compared to a gain of $7,709 in the same period of 2009, due to more favorable exchange rates during that period.

Period from inception, January 24, 1996 to June 30, 2010

We have an accumulated deficit during the development stage of $6,345,407.

As a development stage company, we currently have limited operations, principally directed at potential acquisition targets and revenue-generating opportunities.

19

Liquidity and Capital Resources

As of June 30, 2010, we had cash of $13,036 and working capital deficiency of $1,766,804.  During the six month period ended June 30, 2010, we funded our operations from revenue received and proceeds of private sales of equity and convertible notes and the exercise of warrants.  Our current cash requirements are significant due to planned exploration and development of current projects.  We anticipate drilling 11 wells in Kansas and Oklahoma in 2010 which will cost approximately $2,100,000.  Additionally, we have other obligations to drill other properties and we expect to acquire rights in additional projects. Accordingly, we expect to continue to use debt and equity financing to fund operations for the next twelve months, as we look to expand our asset base and fund exploration and development of our properties. Changes in our operating plans, increased expenses, acquisitions, or other events may cause us to seek even greater equity or debt financing in the future.

For the six month period ended June 30, 2010, we used net cash of $443,003 in operations.  Net cash from operating activities reflected an increase other receivables of $163,798.

We raised $1,100,660 during the six month period ended June 30, 2010 from the issuance of common stock, and convertible notes and the exercise of warrants.

Our management believes that we will be able to generate sufficient revenue or raise sufficient amounts of working capital through debt or equity offerings, as may be required to meet our short-term and long-term obligations.  However, there are no assurances that we will be able to raise the required working capital on terms favorable, or that such working capital will be available on any terms when needed

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 4. Controls and Procedures.

Our management with the participation and under the supervision of our Principal Executive Officer and Principal Financial Officer reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined by Rule 13a-15(e) or 15d-15(e)) of the Exchange Act Rule 13a-15 as of the end of the period covered by this report.  Based upon their evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of the end of such period, our disclosure controls and procedures are effective and sufficient to ensure that we record, process, summarize, and report information required to be disclosed in the reports we filed under the Exchange Act within the time periods specified in the Securities and Exchange Commission’s rules and regulations, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in our internal controls over financial reporting that occurred during the quarterly period ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.  We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within any company have been detected.

20

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

None.

Item 1A. Risk Factors.

None.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Reserved.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

Exhibit Number	Name
3.1(1)	Amended and Restated Articles of Incorporation

3.2(1)	Bylaws

10.1(2)	Operating Agreement with Bay Petroleum Corp. dated April 21, 2010

10.2(3)	Note Purchase Agreement

10.3(3)	Form of Convertible Debenture

10.4(3)	Form of Warrant

31.1	Rule 13a-14(a)/15d-14(a) Certification (Principal Executive Officer)

31.2	Rule 13a-14(d)/15d-14(d) Certification (Principal Financial Officer)

32	Section 1350 Certifications

Footnotes to Exhibits Index
(1)	Incorporated by reference to Form 10-SB12G dated June 19, 1997.
(2)	Incorporated by reference to Form 8-K dated April 23, 2010.
(3)	Incorporated by reference to Form 8-K dated May 20, 2010.

21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN PETRO-HUNTER INC.

Date: ~~November~~December [__], 2010	By:	/s/ Robert B McIntosh
Robert B, McIntosh, President and Chief Executive Officer (Principal Executive Officer)

Date: ~~November~~December [__], 2010	By:	/s/ John J. Lennon
John J. Lennon, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

22

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
18 USC, SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert B. McIntosh, certify that:

1.           I have reviewed this report on Form 10-Q/A of American Petro-Hunter Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:   ~~November~~December [__], 2010

/s/ Robert B. McIntosh
Robert B. McIntosh
President and Chief Executive Officer
(Principal Executive Officer)

23

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
18 USC, SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John J. Lennon, certify that:

1.           I have reviewed this report on Form 10-Q/A of American Petro-Hunter Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)           All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  ~~November~~December [__], 2010

/s/ John J. Lennon
John J. Lennon
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

24

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of American Petro-Hunter Inc. (the “Company”) on Form 10-Q/A for the period ended June 30, 2010, as filed with the Securities and Exchange Commission (the “Report”), each of the undersigned officers, certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)           the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:   ~~November~~December [__], 2010

/s/ Robert B. McIntosh
Robert B. McIntosh
President and Chief Executive Officer
(Principal Executive Officer)

/s/ John J. Lennon
John J. Lennon
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

25

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22723

AMERICAN PETRO-HUNTER, INC.

(Name of registrant as specified in its charter)

Nevada	98-0171619
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

17470 North Pacesetter Way Scottsdale, AZ	85255
(Address of Principal Executive Offices)	(Zip Code)

(480) 305-2052

(Registrant’s telephone number)

Securities registered pursuant to Section 12(b) of the Act:
None	None
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐	NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐	NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☒	NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☐	NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a small reporting company. See definition of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (do not check if smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
YES ☐	NO ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2008 was $ 402,600.76 (computed by reference to the last sale price of a share of the registrant’s common stock on that date as reported by the Over the Counter Bulletin Board). For purposes of this computation, it has been assumed that the shares beneficially held by directors and officers of registrant were “held by affiliates”; this assumption is not to be deemed to be an admission by such persons that they are affiliates of registrant.

As of March 23, 2010, there were outstanding 27,060,561 shares of registrant’s common stock, par value $0.001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits incorporated by reference are referred under Part IV.

EXPLANATORY NOTE

This Annual Report on Form 10-K/A amends the Annual Report on Form 10-K of American Petro-Hunter, Inc., a Nevada corporation (the “Company,” “we,” “us,” or “our”) originally filed with the SEC on March 26, 2010, to among other things, add a discussion of production activities to Item 2 - Properties, to make certain changes to our financial statements, to add a discussion of our oil and gas properties to Note 2 to the financial statements and to revise Note 4 to the financial statements - Investments in Mineral Properties.

PART I

ITEM 1 — BUSINESS

Background

~~American Petro-Hunter Inc. (the “Company,” “we,” “us,” or “our”) is~~We are an oil and natural gas exploration and production (E&P) Company with current projects in Kansas and California. As of December 31, 2009, we had no producing wells in California and one producing well in Kansas, and rights for the exploration and production of oil and gas on more than an aggregate of 11,100 acres in those states. Typically, our interest in a well arises from a contract with another entity pursuant to which provide financial support for certain costs incurred in the exploration and development of a project, which may include land costs, seismic or other exploration, and test drilling. In exchange, we typically receive an interest in the proceeds from the project’s production.

We were formed on January 24, 1996 pursuant to the laws of the State of Nevada under the name Wolf Exploration, Inc. with a business plan to acquire properties for precious metal exploration in the western United States. However, after considering several properties, we determined the properties identified were not suitable to fully implement an exploration and development project in the United States. In August 1996, we changed our management team and developed a new business plan to sell chemical products to the oil and gas industry. In 1998, we sold that business and developed a new business plan for the manufacturing and marketing of a dental color analyzer. Our plans to manufacture and sell the analyzer were delayed pending completion of research and development and by an action brought against us by AEI Trucolor. After settling that action, in August 2001, we changed our name to “American Petro-Hunter Inc.” and changed our focus to the exploration and eventual exploitation of oil and gas.

On April 6, 2009, we entered into a Participation Agreement with Archer Exploration, Inc. (“Archer”) to participate in the drilling for natural gas on a prospect located in Stanislaus County, California. Pursuant to the agreement, we agreed to pay to Archer $200,000 for all costs in connection with the acquisition and operation of the prospect until completion of an initial test well, which includes historic engineering and geological development of prospect as well as costs for a seismic program required to finalize and define the initial well location, in exchange for a 25% working interest in the prospect. The assignment of the 25% interest will only be made upon the successful completion of the initial test well. The seismic shoot began on August 10, 2009. The results of the seismic indicate the need to reprocess the data and potentially add additional seismic lines to identify the test well locations.

On May 4, 2009, we entered into a binding Letter of Intent with S&W Oil & Gas, LLC (“S&W”) to acquire a 25% working interest and 81.5% net revenue interest on all commercial production in the 750-acre Poston Prospect #1 Lutters oilfield in Southwest Trego County, Kansas, for a purchase price of $64,536 which we have paid. Management believes this prospect contains a potential multi well program and that the available transportation and support infrastructure will support a requisite storage tank battery at the location. On May 13, 2009, drilling began on the prospect with a planned total depth of 4,500 feet, and on May 19, 2009, we announced the well had reached a total depth of 4,400 feet encountering both oil and gas over a 46 foot interval. The oil was excellent quality 35 degree light oil and tests resulted in 65% oil cut with 10% gas and mud with no water. The #1 Lutters Well was completed on June 16, 2009. The Company then made a casing election set pipe following well logging. Oil production on the #1 Lutters Well began on June 18, 2009 and on July 9, 2009, we announced that 770 barrels of oil had been shipped from the #1 Lutters Well for the 11 days of production in June 2009. As of August 2009, we had begun receiving revenue from this oilfield and have experienced average production of approximately 70 to 75 barrels per day since August 2009. The next well planned for the Poston Project was designated as the #2 Lutters Well, which was drilled to a total depth of 4,320 feet where we encountered good oil shows during drilling and in initial drill stem tests from a target zone. After further drilling, we encountered good oil shows but we did not complete drilling of the well for commercial production because of the oil’s permeability and porosity. However, management believes the project itself remains viable as there are additional offset opportunities for this project.

On June 4, 2009, we entered into a Participation Agreement with Archer to participate in the drilling for natural gas on a 668-acre prospect known as the Victory Prospect located in Sacramento County, California. The Victory Prospect is located approximately 20 miles south of the city of Sacramento and is within the “Eastside Stratigraphic Trend” along the southern edge of the Sacramento Valley which is within a larger region that contains some of the most prolific gas reservoirs in the Sacramento Valley, accounting for over 400 BCF of gas produced to date. The Victory Prospect is very close to an existing pipeline offering a convenient, low cost and rapid tie-in to enable gas sales. Pursuant to the agreement, we paid Archer $142,000 for costs in connection with the acquisition and operation of the prospect until completion of an initial test well in exchange for a 25% working interest in the prospect. These costs included the prospect fee, re-payment of pro-rata cost for the already-completed and interpreted 3D seismic shoot, as well as geological and engineering costs. The assignment of the 25% interest will only be made upon the successful completion of the initial test well. In July 2009, a seismic shoot was completed on the prospect. Based on the favorable results of the survey, we began drilling the Archer-Myers #1 in this well location, which was drilled to a total depth of 7,950 feet. In connection with drilling, we paid $158,150 for our working interest share of the drilling costs. The target sands were encountered at 7,713 and contained gas shows. However, after drilling, it was determined the gas volumes were insufficient to warrant completion of the well as a viable producer.

On June 11, 2009, we entered into a binding Letter of Intent with S&W to participate in the drilling for oil and natural gas in the 1,760-acre Brinkman Prospect located in Clark County, Kansas, approximately 20 miles south of Dodge City The project is proximal to historic oil production primarily from Marmaton Limestone with secondary objectives in the Morrow Sand. Of significance, over 49,000 barrels has been produced from a seismic anomaly to the northeast of the chosen drilling location as well as Langdon Sands that has produced cumulative gas production in excess of 1 BCF. We paid S&W a total of $22,833.28 for land acquisition, leasing and seismic costs for a 25% working interest in the prospect. In addition, we agreed to pay $56,466.66 to cover dry-hole cased drilling costs associated with the first exploratory oil well and 25% of all further going forward costs such as completion and related infrastructure costs. If a successful commercial well is established, we will receive an 81.5% net revenue interest in the prospect. On July 28, 2009, drilling on the Brinkman Prospect commenced and by August 14, 2009, drilling was completed. Several oil and gas shows in the well were tested and deemed not commercially viable and was plugged and abandoned. We will work with the engineering team to determine if the prospect has any future potential for commercial hydrocarbon production.

On June 19, 2009, we entered into a binding Letter of Intent with S&W to participate in the drilling for oil and natural gas in the Rooney Project located in southwestern Ford County, Kansas. The Rooney Project is located in southwestern Ford County, Kansas 20 miles due south of Dodge City. The project consists of 8 sections totaling 5,120 acres and the large contiguous acreage block represents the first land position we acquired that management considers to be a “core” land holding that could, with future successful development, provide the basis for the requisite production necessary to meet our intermediate and long term goals. The Rooney Project is directly adjacent to the north edge of existing Morrow Sand oil and gas production. An analog well designated as 3-30-25W in the Morrow pool has cumulatively produced 344,448 barrels of oil and 933,622 MCF gas. There are multiple wells within 2 miles of our acreage that have produced in the 35,000 to 40,000 barrel range from discrete sand channels. It is these sand channels that we were attempting to identify through the completion of a 3D seismic shoot across the entire acreage. Based on 3D seismic shoot we have developed a minimum of 5 target locations for new wells. Under the terms of the agreement with S&W, we paid S&W a total of $113,333.12 for land acquisition and leasing costs and agreed to pay up to $216,666.64 for the 3D seismic shoot costs that include processing and interpretation as well as 50% of all further going forward costs such as completion and related infrastructure costs. If a successful commercial well is established, S&W will assign 50% of the working interest and 81.5% net revenue interest in the prospect to us. Drilling at the #24-1 Double H Oil Well site in the Rooney Project commenced on November 12, 2009, and we successfully discovered both oil and gas. On December 9th we announced the preliminary findings from the initial drill stem tests at the #24-1 Double H Oil Well. A 12 foot pay zone was encountered that produced excellent quality 44 degree oil in the tubing up to the surface from 5,400 feet of depth with fluid test results returning 99% oil cut. Subsequent to our fiscal year ended December 31, 2010, on January 4, 2010, the #24-1 Double H well at the Rooney Prospect commenced oil production and we have entered into an oil purchase contract with the National Co-op Refinery Association of McPherson Kansas to purchase all production at the Rooney lease at a premium to Kansas common oil prices of $3.85 per barrel above the daily price. This price premium reflects the quality of the 44 degree oil being produced at Rooney. In February 2010, we began drilling a second well at the Rooney Project, the Shelor 23-2 Well, which is planned for a total depth of 4,500 feet. We plan to drill 10 wells in the Rooney Prospect for the fiscal year 2010 which represents an investment of approximately $2.5 million.

On August 25, 2009, we entered into a binding Letter of Intent with S&W to participate in the drilling for oil in the Colby Prospect located in Thomas County, Kansas. The 500 acre block has a well defined 3D seismic anomaly that includes 7 potential zones to be tested. We agreed to pay S&W cash in an amount to be determined for dry-hole cased drilling costs as well as 25% of all further going forward costs such as completion and related infrastructure costs. If a successful commercial well is established, S&W will assign 25% of the working interest and 81.5% net revenue interest in the Prospect to us. On October 20, 2009, we began drilling operations at the #1 Keck Well, and on November 4, 2009, drilling operations at this well ended. While the well successfully encountered oil and gas in the target horizons, there were no adequate reservoirs in order to complete the well as a commercial producer. Management believes that Colby remains a viable prospect, and further work and analysis will be required in order to fully develop the Colby lease.

On September 8, 2009, we entered into a Participation Agreement with Archer to participate in the drilling for natural gas on the Wurster Gas Project, a prospect located in Sacramento County, California, 20 miles south of the city of Sacramento. The Wurster Prospect target lies due east of the Victory Gas Project in which the Company also has a 25% working interest. This project targets Winters sandstones which have, in the Sacramento Valley, have accounted for over 400 BCF of gas production to-date along the Upper Cretaceous Winters “Eastside Stratigraphic Trend.” Pursuant to the Participation Agreement, we have paid Archer $25,000 for costs in connection with the acquisition and operation of the prospect up to the drilling of an initial test well in exchange for a 25% working interest in the prospect. Further, we are responsible for and have paid $125,000 for dry hole costs. We are also responsible for 25% of all expenditures in connection with the development and operation of the prospect for drilling. We may elect not to participate in additional expenditures in connection with the prospect at which time we will forfeit any interests we have in the prospect. On October 8, 2009, we began drilling operations at the Wurster Gas Prospect – Archer-Tsakopoulos #2 well, which was planned as a 7,800 foot test for gas indicated by 3D seismic tests. We increased our working interest in the Archer-Tsakopoulos #2 well up to 36% by purchasing an additional 11% through the payment of a pro-rata share for the seismic reprocessing and drilling costs in the amount of $66,000. On November 4, 2009, drilling at this well ended. While the well successfully encountered oil and gas in the target horizons, there were no adequate reservoirs in order to complete the well as a commercial producer.

Our Strategy

Our focus is currently in locating and assessing potential acquisition targets, including real property, oil and gas rights and oil and gas companies. We will focus primarily on oil and gas properties within the U.S. and Canada including exploration, secondary recovery and development projects. Each project will be evaluated by our management based on sound geology, acceptable risk levels and total capital requirements to develop. Our officers and directors expect to travel to different locations throughout North America to evaluate potential acquisitions. Further, our management will participate in a variety of different conferences throughout 2009 to increase our exposure to potential opportunities.

Our ability to execute our strategy as outlined above is dependent on several factors including but not limited to: (i) identifying potential acquisitions of either assets or operational companies with prices, terms and conditions acceptable to us; (ii) additional financing for capital expenditures, acquisitions and working capital either in the form of equity or debt with terms and conditions that would be acceptable to us; (iii) our success in developing revenue, profitability and cash flow; (iv) the development of successful strategic alliances or partnerships; and (v) the extent and associated efforts and costs of federal, state and local regulations in each of the industries in which we currently or plan to operate in. There are no assurances that we will be successful in implementing our strategy as any negative result of one of the factors alone or in combination could have a material adverse effect on our business.

Major Customers

For the year ended December 31, 2009, sales from our Lutters #1 Well to National Cooperative Refinery Association (NCRA) accounted for 100% of our oil and gas production revenues.

Employees

As of December 31, 2009, we had no employees. We currently utilize temporary contract labor throughout the year to address business and administrative needs.

Environmental Regulation

Oil and gas operations are subject to country-specific federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Various permits from governmental bodies are required for drilling operations to be conducted. Numerous governmental departments issue rules and regulations to implement and enforce such laws that are often complex and costly to comply with and that carry substantial administrative, civil and possibly criminal penalties for failure to comply. Under these laws and regulations, we may be liable for remediation or removal costs, damages and other costs associated with releases of hazardous materials (including oil) into the environment, and such liability may be imposed on us even if the acts that resulted in the releases were in compliance with all applicable laws at the time such acts were performed.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) contains provisions requiring the remediation of releases of hazardous substances into the environment and imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons including owners and operators of contaminated sites where the release occurred and those companies who transport, dispose of, or arrange for disposal of hazardous substances released at the sites. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Third parties may also file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Although we handle hazardous substances in the ordinary course of business, we are not aware of any hazardous substance contamination for which we may be liable.

Management believes that we are in compliance in all material respects with the applicable environmental laws and regulations to which we are subject. We do not anticipate that compliance with existing environmental laws and regulations will have a material effect upon our capital expenditures, earnings or competitive position. To date, we have not been required to spend any material amount on compliance with environmental regulations. However, changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities, and thus there can be no assurance that we will not incur significant environmental compliance costs in the future.

ITEM 1A — RISK FACTORS

With the exception of historical facts stated herein, the matters discussed in this report on Form 10-K are “forward looking” statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such “forward looking” statements include, but are not necessarily limited to statements regarding anticipated levels of future revenues and earnings from the operations of American Petro-Hunter, Inc. and its subsidiaries, (the “Company,” “we,” “us” or “our”), projected costs and expenses related to our operations, liquidity, capital resources, and availability of future equity capital on commercially reasonable terms. Factors that could cause actual results to differ materially are discussed below. We disclaim any intent or obligation to publicly update these “forward looking” statements, whether as a result of new information, future events or otherwise.

Risks Relating to Our Business

The duration or severity of the current global economic downturn and disruptions in the financial markets, and their impact on our Company, are uncertain.

The oil and gas industry generally is highly cyclical, with prices subject to worldwide market forces of supply and demand and other influences. The recent global economic downturn, coupled with the global financial and credit market disruptions, have had a historic negative impact on the oil and gas industry. These events have contributed to an unprecedented decline in crude oil and natural gas prices, weak end markets, a sharp drop in demand, increased global inventories, and higher costs of borrowing and/or diminished credit availability. While we believe that the long-term prospects for oil and gas remain bright, we are unable to predict the duration or severity of the current global economic and financial crisis. There can be no assurance that any actions we may take in response to further deterioration in economic and financial conditions will be sufficient. A protracted continuation or worsening of the global economic downturn or disruptions in the financial markets could have a material adverse effect on our business, financial condition or results of operations.

We have a history of losses which may continue, which may negatively impact our ability to achieve our business objectives.

We have incurred net losses and other comprehensive losses of $5,284,172 for the period from January 24, 1996 (inception) to December 31, 2009. We cannot be assured that we can achieve or sustain profitability on a quarterly or annual basis in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

If we are unable to obtain additional funding our business operations will be harmed and if we do obtain additional financing our then existing shareholders may suffer substantial dilution.

We will require additional funds to initiate our oil and gas exploration activities, and to take advantage of any available business opportunities. Historically, we have financed our expenditures primarily with proceeds from the sale of debt and equity securities, and bridge loans from our officers and stockholders. In order to meet our obligations or acquire an operating business, we will have to raise additional funds. Obtaining additional financing will be subject to market conditions, industry trends, investor sentiment and investor acceptance of our business plan and management. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are not successful in achieving financing in the amount necessary to further our operations, implementation of our business plan may fail or be delayed.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing ..

In their report dated March 26, 2010, our independent auditors stated that our financial statements for the fiscal year ended December 31, 2009 were prepared assuming that we would continue as a going concern. Our ability to continue as a going concern is an issue raised as a result of recurring losses from operations. We continue to experience net operating losses. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

We have a limited operating history and if we are not successful in growing our business, then we may have to scale back or even cease our ongoing business operations ..

We have yet to generate positive earnings from our current business strategy and there can be no assurance that we will ever operate profitably. Our Company has a limited operating history in the business of oil and gas exploration and must be considered in the development stage. Our success significantly depends on successful acquisition and subsequent exploration activities. Our operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. We may be unable to locate recoverable reserves or operate on a profitable basis. We are in the development stage and potential investors should be aware of the difficulties normally encountered by enterprises in the development stage. If our business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment in our Company.

We are subject to new corporate governance and internal control reporting requirements, and our costs related to compliance with, or our failure to comply with existing and future requirements, could adversely affect our business.

We may face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC and the Public Company Accounting Oversight Board. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future.  We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404 “).  We are a non-accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.  Section 404 requires us to include an internal control report with our Annual Report on Form 10-K.  That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year.  This report must also include disclosure of any material weaknesses in internal control over financial reporting that we have identified.  Failure to comply, or any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the trading price of our securities.  ~~Furthermore, an attestation report on our internal controls from our independent registered public accounting firm is required as part of our annual report for the fiscal year ending December 31, 2009.~~  We strive to continuously evaluate and improve our control structure to help ensure that we comply with Section 404 of the Sarbanes-Oxley Act.  The financial cost of compliance with these laws, rules and regulations is expected to remain substantial.  We cannot assure you that we will be able to fully comply with these laws, rules and regulations that address corporate governance, internal control reporting and similar matters.  Failure to comply with these laws, rules and regulations could materially adversely affect our reputation, financial condition and the value of our securities.

Risks Related to our Oil and Gas Exploration

Our future operating revenue is dependent upon the performance of our properties.

Our future operating revenue depends upon our ability to profitably operate our existing properties by drilling and completing wells that produce commercial quantities of oil and gas and our ability to expand our operations through the successful implementation of our plans to explore, acquire and develop additional properties. The successful development of oil and gas properties requires an assessment of potential recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact. No assurance can be given that we can produce sufficient revenue to operate our existing properties or acquire additional oil and gas producing properties and leases. We may not discover or successfully produce any recoverable reserves in the future, or we may not be able to make a profit from the reserves that we may discover. In the event that we are unable to produce sufficient operating revenue to fund our future operations, we will be forced to seek additional, third-party funding, if such funding can be obtained. Such options would possibly include debt financing, sale of equity interests in our Company, joint venture arrangements, or the sale of oil and gas interests. If we are unable to secure such financing on a timely basis, we could be required to delay or scale back our operations. If such unavailability of funds continued for an extended period of time, this could result in the termination of our operations and the loss of an investor’s entire investment.

We own rights to oil properties that have not yet been developed.

We own rights to oil and gas properties that have limited or no development. There are no guarantees that our properties will be developed profitably or that the potential oil and gas resources on the property will produce as expected if they are developed.

Title to the properties in which we have an interest may be impaired by title defects.

Our general policy is to obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or title failure. Additionally, undeveloped acreage has greater risk of title defects than developed acreage. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

We are subject to risks arising from the failure to fully identify potential problems related to acquired reserves or to properly estimate those reserves.

Although we perform a review of the acquired properties that we believe is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, we will focus our review efforts on the higher-value properties and will sample the remainder, and depend on the representations of previous owners. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates.

If we are unable to successfully recruit qualified managerial and field personnel having experience in oil and gas exploration, we may not be able to execute on our business plan.

In order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified managerial and field personnel having experience in the oil and gas exploration business. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

Even if we are able to discover and produce oil or natural gas, the potential profitability of oil and gas ventures depends upon factors beyond the control of our Company.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls or any combination of these and other factors, and respond to changes in domestic, international, political, social and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our future financial performance. These factors cannot be accurately predicted and the combination of these factors may result in our Company not receiving an adequate return on invested capital.

Drilling for oil and gas involves inherent risks that may adversely affect our future results of operations and financial condition.

Drilling for oil and gas involves numerous risks, including the risk that we will not encounter commercially productive oil and gas reservoirs. The wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in those wells. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that crude or natural gas is present or may be produced economically. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors including, but not limited to:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•	fires, explosions, blowouts and surface cratering;

•	uncontrollable flows of oil and formation water;

•	environmental hazards, such as oil spills, pipeline ruptures and discharges of toxic gases;

•	other adverse weather conditions; and

•	increase in the cost of, or shortages or delays in the availability of, drilling rigs and equipment.

Certain future drilling activities may not be successful and, if unsuccessful, this failure could have an adverse effect on our future results of operations and financial condition. While all drilling, whether developmental or exploratory, involves these risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons.

Our oil and gas operations involve substantial costs and are subject to various economic risks.

Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire producing properties and to drill exploratory wells. The cost and length of time necessary to produce any reserves may be such that it will not be economically viable. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. We also face the risk that the oil and gas reserves may be less than anticipated, that we will not have sufficient funds to successfully drill on the property, that we will not be able to market the oil and gas due to a lack of a market and that fluctuations in the prices of oil will make development of those leases uneconomical. This could result in a total loss of our investment.

A substantial or extended decline in oil and gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations as well as our ability to meet our capital expenditure obligations and financial commitments to implement our business plan.

Any revenues, cash flow, profitability and future rate of growth we achieve will be greatly dependent upon prevailing prices for oil and gas. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms is also expected to be dependent on oil and gas prices. Historically, oil and gas prices and markets have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to potentially wide fluctuations in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty, and a variety of additional factors beyond our control. Those factors include:

•	the domestic and foreign supply of oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries and other producing countries to agree upon and maintain oil prices and production levels;

•	political instability, armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;

•	the level of consumer product demand;

•	the growth of consumer product demand in emerging markets, such as China and India;

•	weather conditions, including hurricanes and other natural occurrences that affect the supply and/or demand of oil and natural gas;

•	domestic and foreign governmental regulations and other actions;

•	the price and availability of alternative fuels;

•	the price of foreign imports;

•	the availability of liquid natural gas imports; and

•	worldwide economic conditions.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil we can produce economically, if any. A substantial or extended decline in oil and natural gas prices may materially affect our future business, financial condition, results of operations, liquidity and borrowing capacity. While our revenues may increase if prevailing oil and gas prices increase significantly, exploration and production costs and acquisition costs for additional properties and reserves may also increase.

Competition in the oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring viable leases.

The oil and gas industry is intensely competitive.  We compete with numerous individuals and companies, including many major oil and gas companies which have substantially greater technical, financial and operational resources and staffs.  Accordingly, there is a high degree of competition for desirable oil and gas leases, suitable properties for drilling operations and necessary drilling equipment, as well as for access to funds.  We cannot predict if the necessary funds can be raised or that any projected work will be completed.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our Company .

Oil and gas operations are subject to country-specific federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment.  Oil and gas operations are also subject to country-specific federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.  Various permits from governmental bodies are required for drilling operations to be conducted and no assurance can be given that such permits will be received.  Environmental standards imposed by federal, state, provincial, or local authorities may be changed and any such changes may have material adverse effects on our activities.  Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us.  Additionally, we may be subject to liability for pollution or other environmental damages.  To date, we have not been required to spend any material amount on compliance with environmental regulations.  However, we may be required to do so in the future and this may affect our ability to expand or maintain our operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel.  During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater.  In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases.  As a result of increasing levels of exploration and production in response to strong prices of oil and natural gas, the demand for oilfield services and equipment has risen, and the costs of these services and equipment are increasing.  If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel were particularly severe in areas where we operate, we could be materially and adversely affected.

We depend on the skill, ability and decisions of third party operators to a significant extent.

The success of the drilling, development and production of the oil properties in which we have or expect to have a working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties.  The failure of any third-party operator to make decisions, perform their services, discharge their obligations, deal with regulatory agencies, and comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs.  Such adverse consequences could result in substantial liabilities to us or reduce the value of our properties, which could negatively affect our results of operations.

Exploration and production activities are subject to certain environmental regulations which may prevent or delay the commencement or continuation of our operations.

In general, our future exploration and production activities are subject to certain country-specific federal, state and local laws and regulations relating to environmental quality and pollution control.  Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuation of a given operation.  Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date.  Specifically, we will be subject to legislation regarding emissions into the environment, water discharges and storage and disposition of hazardous wastes.  In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of U.S. state authorities.  However, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry.  We believe that our current operations comply, in all material respects, with all applicable environmental regulations.

Risks Related to our Common Stock

Our common stock may be subject to the penny stock rules which may make it more difficult to sell our common stock.

The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as defined, less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as, institutions with assets in excess of $5,000,000 or an individual with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement of the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell our securities and also affect the ability of our stockholders to sell their shares in the secondary market.

Our management and stockholders may lose control of the Company as a result of a merger or acquisition.

We may consider an acquisition in which we would issue as consideration for the business opportunity to be acquired an amount of our authorized but unissued common stock that would, upon issuance, represent the great majority of the voting power and equity of the Company.  As a result, the acquiring company’s stockholders and management would control the Company, and our current management may be replaced by persons unknown at this time.  Such a merger would result in a greatly reduced percentage of ownership of the Company by its current stockholders.

We have historically not paid dividends and do not intend to pay dividends.

We have historically not paid dividends to our stockholders and management does not anticipate paying any cash dividends on our common stock to our stockholders for the foreseeable future.  We intend to retain future earnings, if any, for use in the operation and expansion of our business.

A limited public trading market exists for our common stock, which makes it more difficult for our stockholders to sell their common stock in the public markets.

Although our common stock is quoted on the OTCBB under the symbol “AAPH,” there is a limited public market for our common stock.  No assurance can be given that an active market will develop or that a stockholder will ever be able to liquidate its shares of common stock without considerable delay, if at all.  Many brokerage firms may not be willing to effect transactions in the securities.  Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price.  Furthermore, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance.  These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price and liquidity of our common stock.

ITEM 1B — UNRESOLVED STAFF COMMENTS

None.

ITEM 2 — PROPERTIES

Facilities

Our corporate headquarters are located at 17470 North Pacesetter Way, Scottsdale, AZ 85255.

Reserves

           As of the end of the 2009 fiscal year, the Company has no proved reserves.

Production, Production Prices and Production Costs

           Sales of oil during the 2009 fiscal year amounted to $77,728 for 1,242 barrels at an average price of $62.58 per barrel and at an average production cost per barrel of $10.54.   Production costs are expected to increase as production increases.  Prior to the 2009 fiscal year we had not had any oil production.  We have not had any gas production.  All of our oil production has occurred in the United States.

Past and Present Development Activities

During the 2009 fiscal year we drilled seven exploratory wells in the United States, of which two were net productive and five did not contain sufficient volumes to warrant completion for commercial production.  We did not drill any development wells during the 2009 fiscal year.  As of the end of the 2009 fiscal year, no additional wells were being drilled.  We undertook no exploratory or development activity in 2008 or 2007.

Delivery Commitments

           As of the end of the 2009 fiscal year, we had no delivery commitments for fixed and determinable quantities of oil or natural gas.  On January 4, 2010, we entered into an oil purchase contract with the National Co-op Refinery Association of McPherson Kansas to purchase all production at the Rooney lease at a premium to Kansas common oil prices of $3.85 per barrel above the daily price.  This price premium reflects the quality of the 44 degree oil being produced at Rooney.

Properties, Wells, Operations, Acreage and Current Activities

           The following table sets forth our interest in wells and acreage as of August 13, 2010.

	Number of Productive Wells		Developed Acreage (3)		Undeveloped Acreage
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
Oil	4	1.015	440	230	10,133	3,383
Gas	0	0	0	0	1,040	260

(1) A gross well or acre is a well or acre in which we own an interest.
(2) A net well or acre is deemed to exist when the sum of fractional ownership interests in wells or acres equals 1.
(3) Developed acreage is acreage assignable to productive wells.

As of August 13, 2010, our acreage subject to leases has the minimum remaining lease terms set forth in the following table.

Property	Gross Acreage	Net Acreage	Minimum Remaining Lease Terms
Trego County, KS (Poston Prospect)	750	152.8	Held by production
Clark County, KS (Brinkman Prospect)	1,760	358.6	1 year
Ford County, KS (Rooney Prospect)	7,040	2,868.8	3 months
Thomas County, KS (Colby Prospect)	500	101.9	1 year
Sacramento County, CA (Wurster Gas Project)	1,040	260	6 months
Payne County, OK (Bay Prospect)	523	131	2 years

All of our oil and gas interests and acreage are located in, and all of our drilling and other development activities have occurred in, the United States.

ITEM 3 — LEGAL PROCEEDINGS

None.

ITEM 4 — RESERVED

Not applicable.

PART II

ITEM 5 — MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Over the Counter Bulletin Board under the symbol AAPH.

The following is the range of high and low bid prices for our common stock for the periods indicated.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Fiscal 2009	High	Low
First Quarter (March 31, 2009)	$.40	$.02
Second Quarter (June 30, 2009)	$.59	$.25
Third Quarter (September 30, 2009)	$.55	$.35
Fourth Quarter (December 31, 2009)	$.68	$.22

Fiscal 2008	High	Low
First Quarter (March 31, 2008)	$.15	$.06
Second Quarter (June 30, 2008)	$.06	$.04
Third Quarter (September 30, 2008)	$.07	$.03
Fourth Quarter (December 31, 2008)	$.08	$.03

The closing price for our common stock on December 31, 2009 was $0.58.

Stockholders

As of March 23, 2010, there were 27,060,561 shares of common stock issued and outstanding held by 79 stockholders of record (not including street name holders).

Dividends

We have not paid dividends to date and do not anticipate paying any dividends in the foreseeable future. Our Board of Directors intends to follow a policy of retaining earnings, if any, to finance our growth.  The declaration and payment of dividends in the future will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition, capital requirements and other factors.

ITEM 6 — SELECTED FINANCIAL DATA

Not applicable.

ITEM 7 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Report.  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward-looking statements are based upon estimates, forecasts, and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by us, or on our behalf.  We disclaim any obligation to update forward-looking statements.

Background

We are an oil and natural gas exploration and production (E&P) Company with current projects in Kansas and California.  As of December 31, 2009, we had no producing wells in California and one producing wells in Kansas, and rights for the exploration and production of oil and gas on more than an aggregate of  11,100 acres in those states.  Typically, our interest in a well arises from a contract with another entity pursuant to which provide financial support for certain costs incurred in the exploration and development of a project, which may include land costs, seismic or other exploration, and test drilling.  In exchange, we typically receive an interest in the proceeds from the project’s production.

We were formed on January 24, 1996 pursuant to the laws of the State of Nevada under the name Wolf Exploration, Inc. with a business plan to acquire properties for precious metal exploration in the western United States.  However, after considering several properties, we determined the properties identified were not suitable to fully implement an exploration and development project in the United States.  In August 1996, we changed our management team and developed a new business plan to sell chemical products to the oil and gas industry.  In 1998, we sold that business and developed a new business plan for the manufacturing and marketing of a dental color analyzer.  Our plans to manufacture and sell the analyzer were delayed pending completion of research and development and by an action brought against us by AEI Trucolor.  After settling that action, in August 2001, we changed our name to “American Petro-Hunter Inc.” and changed our focus to the exploration and eventual exploitation of oil and gas.

On April 6, 2009, we entered into a Participation Agreement with Archer Exploration, Inc. (“Archer”) to participate in the drilling for natural gas on a prospect located in Stanislaus County, California.  Pursuant to the agreement, we agreed to pay to Archer $200,000 for all costs in connection with the acquisition and operation of the prospect until completion of an initial test well in exchange for a 25% working interest in the prospect.  The assignment of the 25% interest will only be made upon the successful completion of the initial test well.  The seismic shoot began on August 10, 2009.  The results of the seismic indicate the need to reprocess the data and potentially add additional seismic lines to identify the test well locations.

On May 4, 2009, we entered into a binding Letter of Intent with S&W Oil & Gas, LLC (“S&W”) to acquire a 25% working interest and 81.5% net revenue interest in the 750-acre Poston Prospect #1 Lutters oilfield in Southwest Trego County, Kansas, for a purchase price of $64,536.  On May 13, 2009, drilling began on the prospect and the #1 Lutters Well was completed on June 16, 2009.  Oil production on the #1 Lutters Well began on June 18, 2009 and as of August 2009, we have begun receiving revenue from this oilfield with average production of approximately 70 to 75 barrels per day since August 2009.  The next well planned for the Poston Project was designated as the #2 Lutters Well.  Preliminary drilling at #2 Lutters Well tested positive for oil.  After further drilling, we encountered good oil shows but we did not complete drilling of the well for commercial production because of the oil’s permeability and porosity.  However, the project itself remains viable as there are additional offset opportunities for this project.

On June 4, 2009, we entered into a Participation Agreement with Archer to participate in the drilling for natural gas on a 668-acre prospect located in Sacramento County, California.  Pursuant to the agreement, we agreed to pay to Archer $142,000 for all costs in connection with the acquisition and operation of the prospect until completion of an initial test well in exchange for a 25% working interest in the prospect.  The assignment of the 25% interest will only be made upon the successful completion of the initial test well.  In July 2009, a seismic shoot was completed on the prospect.  Based on the favorable results of the survey, we began drilling in this well location.  However, after drilling, although we encountered good gas shows, the gas volumes were insufficient to warrant completion of the well as a viable producer.

On June 11, 2009, we entered into a binding Letter of Intent with S&W to participate in the drilling for oil and natural gas in the 1,760-acre Brinkman Prospect located in Clark County, Kansas.  We agreed to pay S&W a total of $22,833.28 for land acquisition, leasing and seismic costs for a 25% working interest in the prospect.  In addition, we agreed to pay $56,466.66 to cover dry-hole cased drilling costs associated with the first exploratory oil well and 25% of all further going forward costs such as completion and related infrastructure costs.  If a successful commercial well is established, the Company will receive an 81.5% net revenue interest in the prospect.  On July 28, 2009, drilling on the Brinkman Prospect commenced and by August 14, 2009, drilling was completed.  Several oil and gas shows in the well were tested and deemed not commercially viable.  We will work with the engineering team to determine if the prospect has any future potential for commercial hydrocarbon production.

On June 19, 2009, we entered into a binding Letter of Intent with S&W to participate in the drilling for oil and natural gas in the Rooney Prospect located in southwestern Ford County, Kansas.  The prospect consists of 8 sections totaling 5,120 acres.  We agreed to pay S&W a total of $113,333.12 for land acquisition and leasing costs and up to $216,666.64 for the 3D seismic shoot costs that include processing and interpretation as well as 50% of all further going forward costs such as completion and related infrastructure costs.  If a successful commercial well is established, S&W will assign 50% of the working interest and 81.5% net revenue interest in the prospect to us. Drilling at the #24-1 Double H Oil Well site commenced on November 12, 2009 and we successfully discovered both oil and gas.   Subsequent to our fiscal year ended December 31, 2009, on January 4, 2010, the #24-1 Double H well at the Rooney Prospect commenced oil production, and we have entered into an oil purchase contract with the National Co-op Refinery Association of McPherson Kansas to purchase all production at the Rooney lease at a premium to Kansas common oil prices of $3.85 per barrel above the daily price.  This price premium reflects the quality of the 44 degree oil being produced at Rooney.  In February 2010, we began drilling a second well, the Shelor 23-2 Well.  We plan to drill one well each month in the Rooney Prospect for the fiscal year 2010.

On August 25, 2009, we entered into a binding Letter of Intent with S&W to participate in the drilling for oil in the Colby Prospect located in Thomas County, Kansas.  We agreed to pay S&W cash in an amount to be determined for dry-hole cased drilling costs as well as 25% of all further going forward costs such as completion and related infrastructure costs.  If a successful commercial well is established, S&W will assign 25% of the working interest and 81.5% net revenue interest in the Prospect to us.  On October 20, 2009, we began drilling operations at the #1 Keck Well with a planned well depth of 5,000 feet, and on November 4, 2009, drilling operations at this well ended.  While the well successfully encountered oil and gas in the target horizons, there were no adequate reservoirs in order to complete the well as a commercial producer.  The Colby remains a viable prospect, and further work and analysis will be required in order to fully develop the Colby lease.

On September 8, 2009, we entered into a Participation Agreement with Archer to participate in the drilling for natural gas on a prospect located in Sacramento County, California.  Pursuant to the Agreement, we agreed to pay to Archer $25,000 for all costs in connection with the acquisition and operation of the prospect up to the drilling of an initial test well in exchange for a 25% working interest in the prospect.  Further, we are responsible for its proportionate share of the dry hole costs, which is $125,000.  We are also responsible for 25% of all expenditures in connection with the development and operation of the prospect for drilling.  We may elect not to participate in additional expenditures in connection with the prospect at which time we will forfeit any interests it has in the prospect.  On October 8, 2009, we began drilling operations at the Wurster Gas Prospect – Archer-Tsakopoulos #2 well.  We increased our working interest in the Archer-Tsakopoulos #2 well up to 36% by purchasing an additional 11% through the payment of a pro-rata share for the seismic reprocessing and drilling costs in the amount of $66,000.  On November 4, 2009, drilling at this well ended.  While the well successfully encountered oil and gas in the target horizons, there were no adequate reservoirs in order to complete the well as a commercial producer.

Development

Our future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financings, the support of creditors and shareholders, and, ultimately, the achievement of profitable operations.  There can be no assurances that we will be successful, which would in turn significantly affect our ability to meet our business objectives.  If not, we will likely be required to reduce operations or liquidate assets.  We will continue to evaluate our projected expenditures relative to our available cash and to seek additional means of financing in order to satisfy our acquisition, working capital and other cash requirements.

We continue to operate with very limited administrative support, and our current officers and directors continue to be responsible for many duties to preserve our working capital.  We expect no significant changes in the number of employees over the next 12 months.

We have initiated drilling operations on several prospects, and as such we may have some significant ongoing capital expenditures.  We believe that, with our current efforts to raise capital, we will have sufficient cash resources to satisfy our needs over the next 12 months.  Our ability to satisfy cash requirements thereafter will determine whether we achieve our business objectives.  Should we require additional cash in the future, there can be no assurance that we will be successful in raising additional debt or equity financing on terms acceptable to our Company, if at all.

Critical Accounting Policies

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management of our Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  We believe certain critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial statements.  A description of our critical accounting policies is set forth in our Annual Report on Form 10-K for the year ended December 31, 2008.  As of, and for the year ended December 31, 2009, there have been no material changes or updates to our critical accounting policies.

Results of Operations

The discussion and financial statements contained herein are for our fiscal year ended December 31, 2009 and December 31, 2008.  The following discussion regarding our financial statements should be read in conjunction with our financial statements included herewith.

Financial Condition as of December 31, 2009

We reported total current assets of $58,334 at December 31, 2009, consisting of cash of $38,021, accounts receivable of $5,018, other receivable of $13,184, and taxes recoverable of $2,111.  Total current liabilities reported of $914,724 consisted of accounts payable of $184,602, note payable of $35,977, a convertible debenture (net of discount of $384,021) of $599,285, and a loan guarantee of $94,860.  The Company had a working capital deficit of $856,390 at December 31, 2009.

Stockholders’ Deficiency decreased from $453,801 at December 31, 2008 to $147,956 at December 31, 2009.  This decrease is due primarily to the issuance of shares of our common stock and an increase in additional paid-in capital during the same period.

We are currently a development stage company focused on the oil and gas industry, and evaluating opportunities for expansion within that industry through acquisition or other strategic relationships.

Cash and Cash Equivalents

As of December 31, 2009, we had cash of $38,021 and did not have any cash equivalents.  We anticipate that a substantial amount of cash will be used as working capital and to execute our strategy and business plan.  As such, we further anticipate that we will have to raise additional capital through debt or equity financings to fund our operations during the next 6 to 12 months.

Results of Operations

For the Fiscal Year Ended December 31, 2009

For the fiscal year ended December 31, 2009, we incurred a net loss of $1,655,978.

General and administration expenses for the fiscal year end December 31, 2009, amounted to $348,045 compared to $121,423 in 2008.  Executive compensation for the 2009 fiscal year end is $173,749 compared to $0 in 2008.

For the Fiscal Year Ended December 31, 2008

For the fiscal year ended December 31, 2008, we incurred a net loss of $123,823.

Administration expenses for the fiscal year end amounted to $121,423 compared to $92,554 in 2007. Executive compensation for the 2008 fiscal year end is $0 compared to $15,000 in 2007.

Period from inception, January 24, 1996 to December 31, 2009

We have incurred losses in each period since inception and have an accumulated deficit, consisting of deficit and accumulated comprehensive losses, of $5,284,172 at December 31, 2009.  We expect to continue to incur losses as a result of expenditures for general and administrative activities while we remain in the development stage.

Liquidity and Capital Resources

As of December 31, 2009, we had cash of $38,021, and working capital deficiency of $856,390.  During the year ended December 31, 2009, we funded our operations from the proceeds of private sales of equity and/or convertible notes.  We are currently seeking further financing and we believe that will provide sufficient working capital to fund our operations for at least the next six months.  Changes in our operating plans, increased expenses, acquisitions, or other events, may cause us to seek additional equity or debt financing in the future.

For the year ended December 31, 2009, we used net cash of $446,782 in operations.  Net cash from operating activities reflected an increase in impairment expenses, warrants issued and amortization of $765,229, $238,227 and $197,605, respectively.

We raised $1,111,500 during the twelve month period ended December 31, 2009 from the issuance of common stock and convertible notes.

Our current cash requirements are significant due to planned exploration and development of current projects.  We anticipate drilling 10 wells in our Rooney prospect in 2010 which will cost approximately $2,500,000.  Accordingly, we expect to continue to use debt and equity financing to fund operations for the next twelve months, as we look to expand our asset base and fund exploration and development of our properties.

Our management believes that we will be able to generate sufficient revenue or raise sufficient amounts of working capital through debt or equity offerings, as may be required to meet our short-term and long-term obligations.  In order to execute on our business strategy, we will require additional working capital, commensurate with the operational needs of our planned drilling projects and obligations.  Such working capital will most likely be obtained through equity or debt financings until such time as acquired operations are integrated and producing revenue in excess of operating expenses.  There are no assurances that we will be able to raise the required working capital on terms favorable, or that such working capital will be available on any terms when needed.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Capital Expenditures

We made capital expenditure investments in nine natural resource projects in the amount of $1,473,663 during the fiscal year ending December 31, 2009.  Seven of those investments produced “dry holes” and $765,229 was treated as an impairment expense.  At December 31, 2009 the company has two investments valued at cost for a total of $708,434.

Contractual Obligations

The following table outlines payments due under our significant contractual obligations over the periods shown, exclusive of interest:

	Payments Due by Period
Contractual Obligations At December 31, 2009	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
Convertible Promissory Note @ 18%	$1,000,000	$1,000,000
Total	$1,000,000	$1,000,000

The above table outlines our obligations as of December 31, 2009 and does not reflect any changes in our obligations that have occurred after that date.

ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the financial statements, the reports of our independent registered public accounting firm, and the notes thereto of this report, which financial statements, reports, and notes are incorporated herein by reference.

ITEM 9 — CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T) — CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2009 and have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f).  Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

This Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit our company to provide only our management’s report in this Report.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B — OTHER INFORMATION

None.

PART III

ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The following table sets forth the names and ages of our current directors and executive officers, the principal offices and positions held by each person:

Person	Age	Position

John J. Lennon	55	Chairman of the Board; Chief Financial Officer and Secretary
Dan Holladay	50	Director
Robert McIntosh	49	Director; President and Chief Executive Officer

Our board of directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests.  The information below with respect to our directors includes each director’s experience, qualifications, attributes, and skills that led our board of directions to the conclusion that he or she should serve as a director.

John J. Lennon.  Mr. Lennon became our President, Chairman and Chief Financial Officer in February 2009.  On June 2, 2009, Mr. Lennon resigned as President, but remained as our Chief Financial Officer.  From May 30, 2008, until July 6, 2009, Mr. Lennon served as a Director, Treasurer and VP of Finance of Brite-Strike Tactical Illumination Products, Inc.  Mr. Lennon is currently President and a Director of LED Power Group, Inc., President and a Director of UV Flu Technologies, Inc., and President and a Director of Far East Wind Power Corp.  Mr. Lennon has served as  President of Chamberlain Capital Partners since 2004, and served as a Director of American Durahomes from 2006 and Treasurer, VP of Finance and a Director of US Starcom from 2005-2007.  Chamberlain Capital Partners assists companies in the area of maximizing shareholder value through increased sales, cost reduction and refined business strategy.  Mr. Lennon has also assisted companies in obtaining debt financing, private placements or other methods of funding.  He is responsible for corporate reporting, press releases, and funding related initiatives for American Durahomes, a private corporation, and previously for US Starcom, a public entity. On December 31, 2007, Mr. Lennon was appointed Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer and director of Explortex Energy Inc., a publicly reporting company, which is a natural resource exploration company engaged in the participation in drilling of oil and gas in the United States.  From 1987 to 2004, Mr. Lennon served as Senior Vice President of Janney Montgomery Scott, Osterville, MA, Smith Barney and Prudential Bache Securities, managing financial assets for high net worth individuals.   Mr. Lennon’s prior executive officer and director experience provides our Board with a perspective of someone with knowledge in multiple facets of public and private company operations and strategy.

Dan Holladay.  Mr. Holladay became a Director of the Company in June 2009.  Mr. Dan Holladay is oil industry management consultant based in Wichita Kansas.  He graduated in 1983 graduate from the University of Eastern New Mexico with an Associate degree in Petroleum Management following extensive studies at the University of Kansas in geology.  After a short career in a variety of oil field work, he began a 25 year career as an Investment Adviser for firms such as AG Edwards where he advised high net worth clients.  Recently, Mr. Holladay has been working as an independent oil industry management consultant where he has been identifying, evaluating and assisting companies and individuals on a variety of Kansas based oil and gas prospects for both exploration and production projects.  On July 30, 2009, Mr. Holladay filed for personal bankruptcy in the United States Bankruptcy Court for the Sedgwick County, Kansas (Case No. 09CV4118) and was discharged under Chapter 7 on January 25, 2010.  The Board has considered Mr. Holladay’s bankruptcy filing and determined that it has no bearing on his efforts on behalf f our company.  Mr. Holladay’s background as an oil industry management consultant, and his 25 year career as an investment advisor, provides a unique perspective to our Board.

Robert McIntosh.  On June 2, 2010, Mr. McIntosh became our President and Chief Executive Officer.  Prior to that, Mr. McIntosh had been our Chief Operating Officer and a Director on our Board since March 2009.  Prior to joining our company, Mr. McIntosh served as President of Silver Star Energy, Inc. from September 2003 to May 2008 and as President of Bancroft Uranium, Inc. from July 2008 to December 2008.  Mr. McIntosh has been a businessman and consulting geologist for the past 25 years.  He is experienced both as a resource exploration geoscientist alongside noteworthy strengths in all facets of corporate development.  Since 1983 his career has taken him across the Americas and abroad where he has been instrumental in the design, implementation, execution and management of programs in the oil, gas, precious and base metals segments of the resource sector.  His skills encompass virtually every aspect of oil & gas exploration, well completion and production techniques alongside a diverse experience in project acquisition, negotiations, contracts, and project divestitures within the petroleum industry.  He has developed significant expertise and industry contacts in his various roles across the publicly traded market sector as well as with private junior E&P companies.  Mr. McIntosh has successfully assisted his clients and stakeholders in the U.S.A. and Canada on projects that ultimately became producing properties where he has contributed in full field exploitation programs with additional traditional and secondary forms of drilling and completions, along with ongoing well site supervision aimed at fully optimizing the overall asset.  Mr. McIntosh’s business experience, and his 25 year career as a consulting geologist, give him unique insights into our challenges, opportunities, and operations.

Except as set forth above, no officer or director has been involved in any material legal proceeding.

There are no arrangements, understandings, or family relationships pursuant to which our executive officers were selected.

Audit Committee Financial Expert

Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act.  In addition, John J. Lennon currently meets the definition of an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K.  Mr. Lennon is not an independent director.  We are seeking candidates for outside directors and for a financial expert to serve on a separate audit committee when we establish one.  Due to our small size and limited operations and resources, it has been difficult to recruit outside directors and financial experts.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 delivered to us as filed with the Securities Exchange Commission, as of December 31, 2009, all of our executive officers and directors, and persons who own more than 10% of our Common Stock timely filed all required reports pursuant to Section 16(a) of the Securities Exchange Act.

Subsequent to our fiscal year ended December 31, 2009, in connection with his acquisition of 50,000 shares of our common stock on February 9, 2010, Dan Holladay was required to file a Form 4 no later than February 11, 2010.  Mr. Holladay filed the Form 4 on March 19, 2010.

Subsequent to our fiscal year ended December 31, 2009, in connection with his acquisition of 200,000 shares of our common stock on February 9, 2010, Robert McIntosh was required to file a Form 4 no later than February 11, 2010.  Mr. McIntosh instead filed a Form 3 in error with respect to such shares on February 10, 2010, and subsequently filed a Form 4 on March 19, 2010 to correct this error.

Code of Ethics

On July 20, 2009, our Board of Directors adopted a Code of Ethical Conduct that provides an ethical standard for all employees, officers and directors.  A copy of the Code of Ethical Conduct is filed as Exhibit 14.1 to ~~this~~the Annual Report on Form 10-K.

ITEM 11 — EXECUTIVE COMPENSATION

Summary Compensation

The summary compensation table below shows certain compensation information for services rendered in all capacities to us by our principal executive officer and principal financial officer and by each other executive officer whose total annual salary and bonus exceeded $100,000 during the fiscal periods ended December 31, 2009 and December 31, 2008.  Other than as set forth below, no executive officer’s total annual compensation exceeded $100,000 during our last fiscal period.

Summary Compensation Table

Name and Principal Po sition (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non Equity Incentive Plan Compensation ($) (g)	Non-qualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
John J. Lennon,	2009	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
Chairman of the Board, Chief Financial Officer (1)	2008	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
Gregory Leigh Lyons	2009	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
Former Chairman of the Board, President, and Chief Financial Officer (2)	2008	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$30,000	$30,000
Robert McIntosh	2009	$114,000	$-0-	$-0-	$-0-	$-0-	$-0-	$28,500	$142,500
Director, President and Chief Executive Officer (3)	2008	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

(1)	Mr. Lennon became our President, Chairman and Chief Financial Officer on February 13, 2009. Mr. Lennon resigned as President on June 2, 2009.

(2)	Mr. Lyons resigned all his positions with us on February 13, 2009.

(3)	Mr. McIntosh became our President and Chief Executive Officer on June 2, 2009.

Mr. Lennon did not incur any compensation for the fiscal year ended December 31, 2008.  Mr. Lennon, through his affiliate, Chamberlain Capital Partners, entered into a Management and Governance Consultant Agreement with us on February 13, 2009, whereby he agreed to provide us with management and governance consulting services, including of liaising with our officers and employees concerning matters relating to the management and corporate governance of our day to day operations, accounting, regulatory compliance, marketing and investor relations issues.  Our board of directors approved the agreement and transaction on February 13, 2009.  In consideration of services rendered, we agreed to pay Chamberlain Capital Partners a fee in the amount of $2,500 per month, together with applicable taxes and out-of-pocket expenses for specialized services.  The agreement is for a one year term commencing February 13, 2009 and continuing until February 13, 2010 and is subject to termination upon 30 day prior written notice by either party.  This agreement has not continued into 2010.

Mr. Lyons billed a total of $30,000 for the fiscal year ended December 31, 2008 and $2,500 for the fiscal year ended December 31, 2007 in accordance with a consulting agreement approved by the board of directors on December 21, 2007, whereby Mr. Lyons, through his affiliate, Sound Energy Advisors, LLC (“SEA”), agreed to provide us with management and governance consulting services, including of liaising with our officers and employees concerning matters relating to the management and corporate governance of our day to day operations, accounting, regulatory compliance, marketing and investor relations issues.  In consideration of services rendered, we agreed to pay SEA a fee in the amount of $2,500 per month, together with applicable taxes and out-of-pocket expenses for specialized services.  The agreement is for a two year term commencing December 1, 2007 and continuing until November 30, 2009 and is subject to termination upon 30 day prior written notice by either party. The agreement was terminated on February 13, 2009.

Mr. McIntosh billed a total of $142,500 for the fiscal year ended December 31, 2009 in accordance with a business consultant agreement with Mr. McIntosh dated March 15, 2009 whereby it was agreed that Mr. McIntosh would provide us with corporate management consulting services for a monthly fee of $15,000.  The term of the agreement is twelve months and is subject to termination upon 30 days prior written notice by either party.  The terms of this agreement continue on a month-by-month basis.

Director Compensation
Our board of directors are reimbursed for actual expenses incurred in attending Board meetings.  There are no other compensation arrangements with directors, and the directors did not receive any compensation in the fiscal year ending December 31, 2009, except as indicated below.

Director Compensation
Name (a)	Fees earned or paid in cash (b)	Stock awards ($) (c)	Option awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Nonqualified incentive plan compensation ($) (f)	All other compensation ($) (g)	Total ($) (h)
Dan Holladay (1)	$17,375						$17,375

(1)	Mr. Holladay became a Director in June 2009.

ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of March 10, 2010, the number and percentage of outstanding shares of our common stock owned by (i) each person known to us to beneficially own more than 5% of our outstanding common stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group.  Share ownership is deemed to include all shares that may be acquired through the exercise or conversion of any other security immediately or within sixty days of March 10, 2010.  Such shares that may be so acquired are also deemed outstanding for purposes of calculating the percentage of ownership for that individual or any group of which that individual is a member.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership of Common Stock(1)	Percentage of Common Stock Outstanding(1)

John J. Lennon 104 Swallow Hill Drive Barnstable, Massachusetts	Common	-	-

Robert B. McIntosh 17470 N Pacesetter ‘Way Scottsdale, AZ 85255	Common	200,000	0.7391%

Dan Holladay 5813 E 17 Wichita, KS 67208	Common	50,000	0.1848%

All Executive Officers and Directors as a Group (3 persons)	Common	250,000	0.9239%

(1)
Consists of the aggregate total of shares of common stock held by the named individual directly.  Based upon information furnished to us by the directors and executive officers or obtained from our stock transfer books showing 27,060,561 shares of common stock outstanding as of March 23, 2010.  We are informed that these persons hold the sole voting and dispositive power with respect to the common stock except as noted herein.  For purposes of computing “beneficial ownership” and the percentage of outstanding common stock held by each person or group of persons named above as of March 23, 2010, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing beneficial ownership and the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Equity Compensation Plan Information

The company has no active equity compensation plans and there are currently no outstanding options from prior plans.

ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

On March 15, 2009 we entered into a business consultant agreement with Robert McIntosh, our President, Chief Executive Officer and director, whereby it was agreed that Mr. McIntosh will provide us with corporate management consulting services for a monthly fee of $15,000.  The term of the agreement is twelve months and is subject to termination upon 30 days prior written notice by either party.  This agreement will continue into 2010 on a month-by-month basis until further notice.

Review, Approval or Ratification of Transactions with Related Persons

Although we adopted a Code of Ethical Conduct on July 20, 2009, we still rely on our board to review related party transactions on an ongoing basis to prevent conflicts of interest.  Our board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred.  If our board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any.  Our board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.  For the above transaction, the board approved and ratified the transaction, finding it in the best interest of the Company.

Director Independence

During fiscal 2009, we had one independent director on our board, Mr. Holladay.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards including, without limitation, the standards for independent directors established by The New York Stock Exchange, Inc., The NASDAQ National Market, and the Securities and Exchange Commission.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

ITEM 14 — PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table shows the fees paid or accrued by us for the audit and other services provided by Berkovits & Company, LLP for the fiscal periods shown.

	December 31, 2009	December 31, 2008
Audit Fees	$0	$16,950
Audit — Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total	$0	$16,950

The following table shows the fees paid or accrued by us for the audit and other services provided by Weaver & Martin, LLC for the fiscal periods shown.

	December 31, 2009	December 31, 2008
Audit Fees	$11,000	$6,000
Audit — Related Fees	7,250	0
Tax Fees	0	0
All Other Fees	0	0
Total	$18,250	$6,000

Audit fees consist of fees billed for professional services rendered for the audit of our financial statements and review of the interim financial statements included in quarterly reports and services that are normally provided by the above auditors in connection with statutory and regulatory fillings or engagements.

In the absence of a formal audit committee, the full Board of Directors pre-approves all audit and non-audit services to be performed by the independent registered public accounting firm in accordance with the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.  The Board of Directors pre-approved 100% of the audit, audit-related and tax services performed by the independent registered public accounting firm in fiscal 2009.   The percentage of hours expended on the principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

PART IV

ITEM 15 — EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)           Financial Statements and Financial Statement Schedules

(1)   Financial Statements are listed in the Index to Financial Statements of this report.

(b)   Exhibits

Exhibit Number	Name
3.1(1)	Amended and Restated Articles of Incorporation

3.2(1)	Bylaws

10.10(2)	Management and Governance Consultant Agreement with Sound Energy Advisors, LLC

10.11(3)	Management and Governance Consultant Agreement with Chamberlain Capital Partners

10.12(3)	Business Consultant Agreement with Bakerview Investor Relations, Inc.

10.13(5)	Management and Governance Consultant Agreement with Robert McIntosh

10.14(6)	Participation Agreement with Archer Exploration, Inc.

10.15(7)	Letter of Intent with S&W Oil & Gas, LLC dated May 4, 2009.

10.16(8)	Participation Agreement with Archer Exploration, Inc. dated June 4, 2009.

10.17(9)	Letter of Intent with S&W Oil & Gas, LLC dated June 11, 2009.

10.18(10)	Letter of Intent with S&W Oil & Gas, LLC dated June 23, 2009.

10.19(11)	Note Purchase Agreement dated August 13, 2009.

10.20(12)	Letter of Intent with S&W Oil & Gas, LLC dated August 25, 2009.

10.21(13)	Participation Agreement with Archer Exploration, Inc. dated September 8, 2009.

10.22(14)	Secured Convertible Promissory Note dated September 15, 2009

14.1	Code of Ethical Conduct

16(4)	Letter from Berkovits & Company, LLP

21	List of Subsidiaries (None)

31.1	Rule 13(a) — 14(a)/15(d) — 14(a) Certification (Principal Executive Officer)

31.2	Rule 13(a) — 14(a)/15(d) — 14(a) Certification (Principal Financial Officer)

32	Section 1350 Certifications

Footnotes to Exhibits Index
(1)	Incorporated by reference to Form 10-SB12G dated June 19, 1997.

(2)	Incorporated by reference to Form 10-KSB for the year ended December 31, 2007.

(3)	Incorporated by reference to Form 10-K for the year ended December 31, 2008.

(4)	Incorporated by reference to Form 8-K dated March 23, 2009.

(5)	Incorporated by reference to Form 8-K dated March 27, 2009.

(6)	Incorporated by reference to Form 8-K dated April 10, 2009.

(7)	Incorporated by reference to Form 8-K dated May 6, 2009.

(8)	Incorporated by reference to Form 8-K dated June 5, 2009.

(9)	Incorporated by reference to Form 8-K dated June 11, 2009.

(10)	Incorporated by reference to Form 8-K dated June 23, 2009.

(11)	Incorporated by reference to Form 10-QSB for the period ended June 30, 2009.

(12)	Incorporated by reference to Form 8-K dated August 27, 2009.

(13)	Incorporated by reference to Form 8-K dated September 14, 2009.

(14)	Incorporated by reference to Form 8-K dated September 24, 2009.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN PETRO-HUNTER, INC.

Dated: ~~November 4,~~December [__], 2010	/s/ Robert B. McIntosh
By: Robert B. McIntosh
Its: President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Capacity	Date

/s/ Robert B. McIntosh	President, Chief Executive Officer and Director	~~November 4,~~December [__], 2010
Robert B. McIntosh	(Principal Executive Officer)

/s/ John J. Lennon	Chief Financial Officer, Secretary and Chairman of the Board	~~November 4,~~December [__], 2010
John J. Lennon	(Principal Financial Officer and Principal Accounting Officer)

/s/ Dan Holladay	Director	~~November 4,~~December [__], 2010
Dan Holladay

AMERICAN PETRO-HUNTER INC.
(A Development Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008
(Stated in U.S. Dollars)

American Petro-Hunter Inc.
Index to Financial Statements
December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
American Petro-Hunter, Inc.

We have audited the accompanying balance sheet of American Petro-Hunter, Inc. (A Development Stage Company) as of December 31, 2009 and 2008 and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended.  American Petro-Hunter, Inc.’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audit~~.  Our opinion on the statement of operations, changes in stockholders’ deficit and cash flows for the period from January 24, 1996 (inception) to December 31, 2009 insofar as it relates to amounts for periods prior to January 1, 2008 is based on the reports of other auditors~~.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. Our audit of the financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Petro-Hunter, Inc. as of December 31, 2009 and 2008 and the results of its operations, stockholders’ deficit, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and is dependent upon the continued sale of its securities or obtaining debt financing for funds to meet its cash requirements. These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Weaver & Martin, LLC

Weaver & Martin, LLC
Kansas City, Missouri
March 26, 2010

American Petro-Hunter, Inc.
(A Development Stage Company)
Balance Sheets
(Expressed in U.S. Dollars)

	December 31,
	2009	2008
Assets

Current assets:
Cash	$38,021	$136
Accounts receivable	5,018	-
Other receivable	13,184	-
Taxes recoverable	2,111	2,003
Total current assets	58,334	2,139

Investments in mineral properties	708,434	-

Total assets	$766,768	$2,139

Liabilities and Stockholders' (Deficit)

Liabilities:
Accounts payable and other liabilities	$184,602	$223,770
Due to related party	-	123,877
Note payable	35,977	25,000
Convertible debenture, net of discount of $384,021	599,285	-
Loan guarantee	94,860	83,293
Total liabilities	914,724	455,940

Stockholders' equity
Common stock, $0.001 par value, 200,000,000 shares authorized, 23,748,561 and 10,065,019 shares issued and outstanding as of December 31, 2009 and 2008, respectively	23,749	10,065
Common stock to be issued; 1,830,825 and 800,000 as of December 31, 2009 and 2008, respectively	1,831	40,000
Additional paid-in capital	5,110,636	3,124,328
Accumulated comprehensive gain (loss)	(8,114)	(8,114)
(Deficit) accumulated during development stage	(5,276,058)	(3,620,080)
Total stockholders' (deficit)	(147,956)	(453,801)

Total liabilities and stockholders' (deficit)	$766,768	$2,139

The accompanying notes are an integral part of these financial statements.

American Petro-Hunter, Inc.
(A Development Stage Company)
Statements of Operations
(Expressed in U.S. Dollars)

	For the		For the Period
	Year Ended		from January 24,
	December 31,		1996 (inception) to
	2009	2008	December 31, 2009
			(unaudited)

Revenue	$77,728	$-	$77,728

Cost of Good sold
Production Expenses	13,090	-	13,090

Gross profit	64,638	-	64,638

Expenses:
General and administrative	348,045	121,423	2,152,336
Executive compensation	173,749	-	573,237
Rent	915	2,400	60,213
Impairment expense	765,229	-	1,100,180
Total expenses	~~522,709~~1,287,938	123,823	~~2,785,786~~3,885,966

Net loss before other income (expense)	(~~458,071~~1,223,300)	(123,823)	(~~2,721,148~~3,821,328)

Other income and (expense):
Interest expense	(265,440)	-	(265,440)
Loan placement fee	(238,227)	-	(238,227)
~~Loss from discontinued operations~~	~~-~~	~~-~~	~~(937,194 )~~
Loss from loan guarantee	-	-	(84,858)
Loss from settlement of debt	(14,971)	-	(14,971)
~~Impairment expense~~	~~(765,229 )~~	~~-~~	~~(1,100,180 )~~
Income from debt forgiveness	85,960	-	85,960
Total other income (expenses)	(~~1,197,907~~432,678)	-	(~~2,554,910~~517,536)

Net loss from continuing operations	(1,655,978)	(123,823)	(4,338,864)

Net loss from discontinued operations	-	-	(937,194)

Net loss~~for the period~~	(1,655,978)	(123,823)	(5,276,058)

~~Other comprehensive gain (loss)~~
Other comprehensive gain (loss) Foreign currency translation gain	-	81,146	(8,114)

Comprehensive loss	$(1,655,978)	$(42,677)	$(5,284,172)

Weighted average number of common shares outstanding - basic and fully diluted	~~(~~20,348,579 ~~)~~	9,327,295

Net (loss) per share - basic and fully diluted	$(0.08)	$(0.005)

The accompanying notes are an integral part of these financial statements.

American Petro-Hunter, Inc.
(A Development Stage Company)
Statement of Cash Flows
(Expressed in U.S. Dollars)

			For the Period
	For the	For the	from January 24,
	Year ended	Year ended	1996 (inception) to
	December 31, 2009	December 31, 2008	December 31, 2009
			(unaudited)
Cash flows from operating activities
Net (loss)	$(1,655,978)	$(123,823)	$ (~~4,338,864~~5,276,058)
Adjustments to reconcile net (loss) to net cash used in operating activities:
Accrued interest on note payable	12,841	2,959	16,400
(Gain) loss from loan guarantee	11,567	(19,931)	94,860
Warrants issued for services	238,227	-	366,227
Shares issued for services	-	-	992,558
Amortization of discount	197,605	-	197,605
Impairment expense	765,229	-	772,729
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(5,018)	-	(5,018)
(Increase) decrease in other receivable	(13,184)	-	(13,184)
(Increase) decrease in taxes recoverable	(108)	481	(2,111)
Increase (decrease) in accounts payable and other liabilities	125,914	(1,880)	1,962,962
Increase (decrease) in due to related parties	(123,877)	(15,023)	(107,170)
Net cash (used) by operating activities	(446,782)	(157,217)	(~~63,006~~1,000,200)

Cash flows from investing activities
Acquisition of investments in mineral properties	(1,473,663)	-	(1,473,663)
Net cash provided by investing activities	(1,473,663)	-	(1,473,663)

Cash flows from financing activities
Proceeds from sale of common stock, net of share issuance costs	111,500	70,000	648,168
Proceeds from warrant exercise	645,524	-	645,524
Proceeds from note payable	218,000	-	243,000
Proceeds from convertible debenture	1,000,000	-	1,000,000
Payments for convertible debenture	(16,694)	-	(16,694)
Net cash provided by financing activities	1,958,330	70,000	2,519,998

~~Cash flows used in discontinued operations~~	~~-~~	~~-~~	~~(937,194 )~~

Foreign currency translation effect on cash	-	81,146	(8,114)

Net increase (decrease) in cash	37,885	(6,071)	38,021
Cash - beginning	136	6,207	-
Cash - ending	$38,021	$136	$38,021

Supplemental disclosures:
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

Non-cash transactions:
Warrants issued for services	$238,227		$366,227
Shares issued for services	$-		$992,558
Note payable converted to common stock	$219,864		$219,864
Accounts payable converted to common stock	$165,082		$165,082

The accompanying notes are an integral part of these financial statements.

American Petro-Hunter, Inc.
Statement of Stockholders’ Equity (Deficit)
(Expressed in U.S. Dollars)

						Deficit
						accumulated		Total
	Common Stock		Additional	Deferred	Common	during the	Accumulated	Stockholder's
			Paid-in	Comp	Stock to	development	Comp.	Equity
	Shares	Amount	Capital		be issued	stage	gain(loss)	(Deficit)

Shares issued for cash, net of issue costs	10,497,300	$10,497	$296,833	$-	$-	$-	$-	$307,330
Net income	-	-	-	-	-	4,856	-	4,856
Balance at December 31, 1996*	10,497,300	10,497	296,833	-	-	4,856	-	312,186

Shares issued for cash, net of issue costs	187,416	187	46,850	-	-	-	-	47,037
Net loss	-	-	-	-	-	(96,386)	-	(96,386)
Unrealized foreign exchange gain	-	-	-	-	-	-	8,258	8,258
Balance at December 31, 1997 *	10,684,716	10,684	343,683	-	-	(91,530)	8,258	271,095

Stock reverse split 3:1	(7,123,094)	(7,123)	7,123	-	-	-	-	-
Shares issued	7,773,026	7,773	1,980,833	-	-	-	-	1,988,606
Unrealized foreign exchange loss	-	-	-	-	-	-	(8,258)	(8,258)
Net loss	-	-	-	-	-	(1,798,830)	-	(1,798,830)
Balance at December 31, 1998 *	11,334,648	11,334	2,331,639	-	-	(1,890,360)	-	452,613

1998 issuance cancelled	(4,800,000)	(4,800)	(1,339,200)	-	-	-	-	(1,344,000)
~~Shares~~Share issue costs	500,000	500	85,000	-	-	-	-	85,500
Net loss	-	-	-	-	-	(307,331)	-	(307,331)
Balance at December 31, 1999 *	7,034,648	7,034	1,077,439	-	-	(2,197,691)	-	(1,113,218)

Shares issued	4,435,570	-	1,083,791	-	-	-	-	1,083,791
Finders~~’~~' fees	-	-	48,000	-	-	-	-	48,000
Share purchase warrants	-	-	80,000	-	-	-	-	80,000
Net loss	-	-	-	-	-	(547,097)	-	(547,097)
Balance at December 31, 2000 *	11,470,218	7,034	2,289,230	-	-	(2,744,788)	-	(448,524)

Stock reverse split ~~10.1~~10:1	(10,323,196)	(5,887)	5,887	-	-	-	-	-
Shares issued	4,253,617	4,254	552,106	-	-	-	-	556,360
Net loss	-	-	-	-	-	(297,352)	-	(297,352)
Balance at December 31, 2001 *	5,400,639	~~5,041~~5,401	2,847,223	-	-	(3,042,140)	-	(189,516)

Shares issued	220,000	220	21,780	-	-	-	-	22,000
Net loss	-	-	-	-	-	(29,664)	-	(29,664)
Balance at December 31, 2002 *	5,620,639	5,621	2,869,003	-	-	(3,071,804)	-	(197,180)

Shares issued	430,000	430	25,370	-	-	-	-	25,800
Other comprehensive loss	-	-	-	-	-	17,920	(17,920)	-
Net loss	-	-	-	-	-	(57,652)	-	(57,652)
Balance at December 31, 2003 *	6,050,639	6,051	2,894,373	-	-	(3,111,536)	(17,920)	(229,032)

Shares issued for services rendered	475,000	475	56,525	(3,226)	-	-	-	53,774
Other comprehensive loss	-	-	-	-	-	-	(9,773)	(9,773)
Net loss	-	-	-	-	-	(134,058)	-	(134,058)
Balance at December 31, 2004 *	6,525,639	6,526	2,950,898	(3,226)	-	(3,245,594)	(27,693)	(319,089)

Shares issued for services rendered	-	-	-	3,226	-	-	-	3,226
Shares issued for cash	1,739,380	1,739	85,230	-	-	-	-	86,969
Other comprehensive loss	-	-	-	-	-	-	(6,156)	(6,156)
Net loss	-	-	-	-	-	(70,711)	-	(70,711)
Balance at December 31, 2005 *	8,265,019	8,265	3,036,128	-	-	(3,316,305)	(33,849)	(305,761)

Other comprehensive loss	-	-	-	-	-	-	(6,380)	(6,380)
Net loss	-	-	-	-	-	(72,398)	-	(72,398)
Balance at December 31, 2006 *	8,265,019	8,265	3,036,128	-	-	(3,388,703)	(40,229)	(384,539)

Other comprehensive loss	-	-	-	-	-	-	(49,031)	(49,031)
Share subscription received in advance	-	-	-	-	60,000	-	-	60,000
Net loss	-	-	-	-	-	(107,554)	-	(107,554)
Balance at December 31, 2007 *	8,265,019	8,265	3,036,128	-	60,000	(3,496,257)	(89,260)	(481,124)

Share issued for subscription recd in 07	1,200,000	1,200	~~58,880~~58,800	-	(60,000)	-	-	-
Common stock sold at $0.05 per share	600,000	600	29,400	-	-	-	-	30,000
Share subscription received in 2008	-	-	-	-	40,000	-	-	40,000
Other comprehensive gain	-	-	-	-	-	-	81,146	81,146
Net loss	-	-	-	-	-	(123,823)	-	(123,823)
Balance at December 31, 2008	10,065,019	10,065	3,124,328	-	40,000	(3,620,080)	(8,114)	(453,801)

Shares owed at December 31, 2008 issued	800,000	800	39,200	-	(40,000)	-	-	-
Shares issued for cash	2,250,000	2,250	42,750	-	-	-	-	45,000
Shares issued for accts payable conversion	8,254,088	8,254	156,828	-	-		-	165,082
Shares issued for notes payable conversion	879,454	880	218,984	-	-	-	-	219,864
Warrants issued for services	-	-	238,227	-	-	-	-	238,227
Warrant exercise	1,500,000	1,500	223,500	-	-	-	-	225,000
Shares sold for cash, not issued at year-end	-	-	66,310	-	190	-	-	66,500
Warrant exercise, not issued yet at year-end	-	-	418,883	-	1,641	-	-	420,524
Warrants issued with debt	-	-	581,626	-	-	-	-	581,626
Net loss	-	-	-	-	-	(1,655,978)	-	(1,655,978)
Balance at December 31, 2009	23,748,561	$23,749	$5,110,636	$-	$1,831	$(5,276,058)	$(8,114)	$(147,956)

*     All information presentedfor periods prior to January 1, 2008 is unaudited.

The accompanying notes are an integral part of these financial statements.

American Petro-Hunter Inc.
(A Development Stage Company)
Notes to Financial Statements
(Expressed in U.S. Dollars)
December 31, 2009

1.	Nature and Continuance of Operations
American Petro-Hunter Inc. (the “Company”) was incorporated in the State of Nevada on January 24, 1996 as Wolf Exploration Inc.  On March 17, 1997, Wolf Exploration Inc. changed its name to Wolf Industries Inc.; on November 21, 2000, they changed its name to Travelport Systems Inc., and on August 17, 2001, changed its name to American Petro-Hunter Inc.

The Company is evaluating the acquisition of certain natural resource projects with the intent of developing such projects.  The Company focus is currently in locating and assessing potential acquisition targets, including real property, oil and gas companies.

Going Concern
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company is at a development stage and has minimal revenues, has limited assets and has accumulated deficit and comprehensive losses during the development period of $5,284,172 and requires additional funds to maintain its operations.  Management’s plan in this regard is to raise equity financing as required.  There can be no assurance that sufficient funding will be obtained.  The foregoing matters raise substantial doubt about the Company’s ability to continue as a going concern.  The condensed financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Development Stage Activities
The Company is in the development stage.  We have had minimal revenue from our current operations.  To generate revenue, our new business plan is to focus development of our natural resource projects.  Based upon our business plan, we are a development stage enterprise.  Accordingly, we present our financial statements in conformity with the accounting principles generally accepted in the United States of America that apply in establishing operating enterprises.  As a development stage enterprise, we disclose the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from our inception to the current balance sheet date.

2.	Significant Accounting Policies
The following is a summary of significant accounting policies used in the preparation of these financial statements.

Principles of accounting
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Income taxes
The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition
It is our policy that revenues will be recognized in accordance with ASC subtopic 605-10 (formerly SEC Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition.”).  Under ASC 605-10, product revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectability is reasonably assured.

Use of estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Net loss per share
In accordance with ASC subtopic 260-10, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding.  Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Financial instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, notes payable and loan guarantee.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values because of their relatively short-term maturities.  See Note 5 for further details.

Reclassifications
Certain comparative figures have been reclassified to conform to the current period’s presentation.

Oil and Gas Properties

We follow the successful efforts method of accounting for oil and gas exploration and production activities.  All costs for development wells, related plant and equipment, proved mineral interests in oil and gas properties are capitalized.  Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves.  Cost of wells that are assigned proved reserves remain capitalized. All other exploratory wells and costs are expensed.

Depreciation, depletion and amortization of all capitalized costs of proved oil and gas producing properties are expensed using the straight-line method over the estimated useful life of each well.   Period valuation provisions for impairment of capitalized costs of unproved mineral interests are expensed.

The costs of unproved properties are excluded from amortization until the properties are evaluated. Unevaluated properties are assessed individually when drilling and flow testing results indicate whether we have an economic resource or not. All capitalized costs associated with properties that have been determined to be a “dry-hole” are impaired when that determination is made.

3.	Recent Accounting Pronouncements
The FASB issued ASC subtopic 855-10 (formerly SFAS 165 “Subsequent Events”), incorporating guidance on subsequent events into authoritative accounting literature and clarifying the time following the balance sheet date which management reviewed for events and transactions that may require disclosure in the financial statements.  The Company has adopted this standard.  The standard increased our disclosure by requiring disclosure reviewing subsequent events.  ASC 855-10 is included in the “Subsequent Events” accounting guidance.

In April 2009, the FASB issued ASC subtopic 820-10 (formerly Staff Position No. FAS 157-4, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) .  ASC 820-10 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased.  FSP 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  In addition, FSP 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques.  The Company determined that adoption of FSP 157-4 did not have a material impact on its results of operations and financial position.

In July 2006, the FASB issued ASC subtopic 740-10 (formerly Interpretation No. (“FIN”) 48, “ Accounting for Uncertainty in Income Taxes ”).  ASC 740-10 sets forth a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return.  The evaluation is based on a two-step approach.  The first step requires an entity to evaluate whether the tax position would “more likely than not,” based upon its technical merits, be sustained upon examination by the appropriate taxing authority.  The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement.  In addition, previously recognized benefits from tax positions that no longer meet the new criteria would no longer be recognized.  The application of this Interpretation will be considered a change in accounting principle with the cumulative effect of the change recorded to the opening balance of retained earnings in the period of adoption.  Adoption of this new standard did not have a material impact on our financial position, results of operations or cash flows.

In April 2008, the FASB issued ASC 815-40 (formerly Emerging Issues Task Force (“EITF”) 07-05, “ Determining whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock ”).  ASC815-40 applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, and to any freestanding financial instruments that are potentially settled in an entity’s own common stock.  ASC 815-40 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The adoption of this pronouncement did not have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued ASC 105 Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles .  The FASB Accounting Standards Codification TM (the “Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with Generally Accepted Accounting Principles (“GAAP”).  All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative.  Rules and interpretive releases of the SEC issued under the authority of federal securities laws, however, will continue to be the source of authoritative generally accepted accounting principles for SEC registrants.  Effective September 30, 2009, all references made to GAAP in our consolidated financial statements will include references to the new Codification.  The Codification does not change or alter existing GAAP and, therefore, will not have an impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued changes to the consolidation guidance applicable to a variable interest entity (VIE).  FASB ASC Topic 810, “Consolidation,” amends the guidance governing the determination of whether an enterprise is the primary beneficiary of a VIE, and is, therefore, required to consolidate an entity, by requiring a qualitative analysis rather than a quantitative analysis.  The qualitative analysis will include, among other things, consideration of who has the power to direct the activities of the entity that most significantly impact the entity’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.  This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE.  FASB ASC 810 also requires enhanced disclosures about an enterprise’s involvement with a VIE.  Topic 810 is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009.  This will not have an impact on the Company’s financial position, results of operations or cash flows.

In June 2009, the FASB issued Financial Accounting Standards Codification No. 860 - Transfers and Servicing. FASB ASC No. 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  FASB ASC No. 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter.  The adoption of FASB ASC No. 860 will not have an impact on the Company’s financial statements.

International Financial Reporting Standards
In November 2008, the Securities and Exchange Commission (“SEC”) issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013 and 2012.  The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

4.	Investments in Mineral Properties

During the year ended December 31, 2009, the Company made nine investments in natural resource projects in the amount of $1,473,663.  ~~Seven~~Several of those investments produced “dry holes” and were therefore fully impaired.  During the ~~year~~period ended December 31, 2009, impairment expense related to these “dry holes” was $765,229.  ~~As of~~At December 31, 2009, the Company has ~~two investments, valued at cost, for a total of $708,434.  Management evaluated both investments as of December 31, 2009 and determined that no impairment was necessary.  Those two investments were~~investments, valued at costs of $708,434; $109,124 in proved wells and $599,310 in unproved wells.  Capitalized costs of proved properties are amortized and expensed using the straight-line method over the life of each well.   Unproved properties are excluded from amortization.  Amortization expense was not taken in the year ended December 31, 2009 because it was immaterial to the overall financials.  A summary of investments follows:

S&W Oil & Gas, LLC - Poston Prospect
On May 4, 2009, the Company entered into a binding Letter of Intent (“LOI”) with S&W Oil & Gas, LLC (“S&W”) to participate in the drilling for oil in the Poston Prospect #1 Lutters in Southwest Trego County, Kansas (the “Poston Prospect”).  Pursuant to the LOI, the Company paid S&W $~~64,536~~64,500 in exchange for a 25% working interest in the 81.5% net revenue interest in the Poston Prospect.  During the year ended December 31, 2009, an additional $44,624 was paid for completion of the oil well and for the purchase of necessary equipment.  ~~All of the Company’s revenue for the year ended December 31, 2009 was generated by this investment.~~

S&W Oil & Gas, LLC – Rooney Prospect

On June 19, 2009, the Company entered into a binding LOI with S&W to participate in the drilling for oil and natural gas in the Rooney Prospect located in southwestern Ford County, Kansas.  Pursuant to the LOI, the Company paid S&W a total of $113,333 for land acquisition and leasing costs, $~~216,660~~216,697 for the 3D seismic shoot costs, and $~~269,281~~392,231 for completion of the oil well and the purchase of necessary equipment in exchange for a 50% working interest in the 81.5 net revenue interest of the project.  This investment started producing income in February of 2010.

~~4.~~5.	Fair Value Measurements
The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis.  The adoption of ASC Topic 820-10 did not impact the Company’s financial condition or results of operations.  ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.  The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Fair Value
Cash	$38,021	$-	$-	$38,021
Accounts receivable	-	15,018	-	5,018
Other receivable	-	13,184	-	13,184
Accounts payable	-	184,602	-	184,602
Notes payable	-	35,977	-	35,977
Loan Guarantee	-	94,860	-	94,860
Total	$38,021	$333,641	$-	$371,662

~~5.~~6.	Debt and Debt Guarantee

Notes Payable
As of December 31, 2009, the Company has a note payable of $25,000 bearing interest at 12% per annum collateralized by a general security arrangement over all of the Company’s assets.  The note was payable in full on May 18, 2007 and is therefore in default as of December 31, 2009.  During year ended December 31, 2009, the Company accrued interest expense of $3,855.  As of December 31, 2009, the balance of the note payable, including accrued interest, is $35,977.

During the year ended December 31, 2009, the Company received $218,000 from the issuance of a convertible note payable.  The note paid 6% interest, was due on April 14, 2011, and was convertible at $0.25 per share.  The note accrued interest of $1,863 before the principle and accrued interest balance of $219,864 was converted into 879,454 shares of common stock.  As of December 31, 2009, there is nothing due relating on this note payable.

Convertible Debentures
In August and September of 2009, the company received $1,000,000 from an investor to issue a convertible debenture, bearing interest at a rate of 18% per annum paid monthly on any unpaid principle balance to the investor, secured by the assets of the Company.  $500,000 of the debenture is due on August 13, 2010 and the other $500,000 is due on September 15, 2010.  The debenture calls for payments of $15,000 per month to the investor until the debenture is fully paid.  The holder of the convertible debenture has the right to convert any portion of the unpaid principle and/or accrued interest at any time at the lower of $0.35 per share or a 25% discount to the average closing price of the five proceeding days.  In relation to the debentures, the Company issued 2,857,142 warrants to purchase common shares of the Company for $0.50 per share.  The warrants have a term of two years.

The warrants issued and beneficial conversion feature associated with the above convertible debentures were valued using the black schools option pricing model and bifurcated out of the debenture proceeds and recorded as additional paid in capital in the amount of $581,626.  A discount on the convertible debenture was recorded in the same amount and will be amortized into interest expense over the life of the debenture using the interest method.  For the year ended December 31, 2009, $197,605 was amortized into interest expense in relation to these discounts.  As of December 31, 2009, the balance due on the convertible debentures, net of the discount of $384,021, was $599,285.

Loan Guarantee
In 2004, the Company received a demand for payment from Canadian Western Bank (“CWB”) pursuant to a guarantee provided by the Company in favor of Calgary Chemical, a former subsidiary.

The Company divested itself of Calgary Chemical in 1998 under an agreement with a former president and purchaser.  The agreements included an indemnity guarantee from the purchaser of Calgary Chemical, whereby the purchaser would indemnify and save harmless the Company from any and all liability, loss, damage or expenses.

Upon receipt of the claim, the Company accrued the amount of the claim since in the opinion of legal counsel it is more likely than not that CWB would prevail in this action.

Interest expense
Interest expense related to all of the above items was $265,440 for the year ended December 31, 2009.

~~6.~~7.	Stockholders’ Equity Transactions

Common Stock
During the year ended December 31, 2008, the Company issued 1,200,000 shares of common stock that was owed but not issued at December 31, 2007.

During the year ended December 31, 2008, the Company issued 600,000 units at a price of $0.05 per unit.  Each unit consisted of one common share and one three-year warrant exercisable into common shares of the Company at a price at $0.15 per share.

During the year ended December 31, 2008, the Company received full payment to purchase 800,000 units at a price of $0.05 per unit.  Each unit consisted of one common share and one three-year warrant exercisable into common shares of the Company at a price of $0.15 per share.  As of December 31, 2008, these shares had not been issued.

During the year ended December 31, 2009, the Company issued 800,000 shares of common stock that was owed but not issued as of December 31, 2009.

During the year ended December 31, 2009, the Company issued 2,250,000 units at a price of $0.02 per share for cash.

During the year ended December 31, 2009, the Company issued 8,254,088 shares at a price of $0.02 per share to convert $165,082 of accounts payable.

During year ended December 31, 2009, the Company issued 879,454 shares at a price of $0.25 per share to covert a note payable balance of $219,864 (See Note 6).

During year ended December 31, 2009, the Company issued 1,500,000 shares of common stock in an exercise of 1,500,000 warrants at a price of $0.15 for total proceeds of $225,000.

During the year ended December 31, 2009, the Company sold 190,000 shares of common stock for $66,500 cash.  As of December 31, 2009, these shares have not been issued and are shown as common stock owed but not issued.

During the year ended December 31, 2009, the Company received $420,524 for the exercise of 1,640,825 warrants to purchase 1,640,825 shares of common stock.  As of December 31, 2009, these shares have not been issued and are shown as common stock owed but not issued.

As of December 31, 2009, there are 23,748,561 shares of common stock outstanding and 1,830,825 shares of common stock owed but not issued.

Warrants
As of December 31, 2007, there were 1,200,000 warrants outstanding at an exercise price of $0.15.

During the year ended December 31, 2008, the Company issued 1,600,000 warrants with an exercise price of $0.15 as detailed above.

During the year ended December 31, 2009, the Company issued 2,857,142 warrants with a convertible debenture.  These warrants have 2 year terms expiring in August and September of 2011 and an exercise price of $0.50.  See Note 6 for further details.

During the year ended December 31, 2009, the Company issued 1,672,000 warrants for services.  The warrants had two-year terms and an exercise price of $0.35.  The warrants were valued using the black scholes option pricing model and valued at $238,227.  800,000 of these warrants were cancelled during the year when the service was not performed.

During year ended December 31, 2009, a total of 3,140,825 warrants were exercised into common shares of the Company at a price of $0.15 and $0.35 per share to a total of $645,524 cash.

As of December 31, 2009, there are 331,175 and 2,857,142 warrants outstanding at an exercise price of $0.15 and $0.50, respectively.  These warrants will expire in the years ending December 31, 2011.

~~7.~~8.	Income Taxes
The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes”) for recording the provision for income taxes.  ASC 740-10 requires the use of the asset and liability method of accounting for income taxes.  Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.  Deferred income tax expenses or benefits are based on the changes in the asset or liability each period.  If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.  Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company’s effective income tax rate is higher than would be expected if the federal statutory rate were applied to income before tax, primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes during the year ended December 31, 2009.

The Company’s operations for the year ended December 31, 2009 and 2008 resulted in losses, thus no income taxes have been reflected in the accompanying statements of operations.

As of December 31, 2009, the Company has net operating loss carry-forwards of approximately $4,510,829 (December 31, 2008 - $3,620,000) which may or may not be used to reduce future income taxes payable. Current Federal Tax Law limits the amount of loss available to offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.  A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to this deferred asset.  The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these deferred tax assets.

~~8.~~9.	Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 22, 2010, the date the financial statements were issued.
For the period from January 1, 2010 through March 22, 2010, 3,312,000 shares of common stock were issued for warrant exercises, private equity placements, employment agreements, and stock that was owed at the end of 2009.

INDEX TO EXHIBITS

Exhibit Number	Name
3.1(1)	Amended and Restated Articles of Incorporation

3.2(1)	Bylaws

10.10(2)	Management and Governance Consultant Agreement with Sound Energy Advisors, LLC

10.11(3)	Management and Governance Consultant Agreement with Chamberlain Capital Partners

10.12(3)	Business Consultant Agreement with Bakerview Investor Relations, Inc.

10.13(5)	Management and Governance Consultant Agreement with Robert McIntosh

10.14(6)	Participation Agreement with Archer Exploration, Inc.

10.15(7)	Letter of Intent with S&W Oil & Gas, LLC dated May 4, 2009.

10.16(8)	Participation Agreement with Archer Exploration, Inc. dated June 4, 2009.

10.17(9)	Letter of Intent with S&W Oil & Gas, LLC dated June 11, 2009.

10.18(10)	Letter of Intent with S&W Oil & Gas, LLC dated June 23, 2009.

10.19(11)	Note Purchase Agreement dated August 13, 2009.

10.20(12)	Letter of Intent with S&W Oil & Gas, LLC dated August 25, 2009.

10.21(13)	Participation Agreement with Archer Exploration, Inc. dated September 8, 2009.

10.22(14)	Secured Convertible Promissory Note dated September 15, 2009

14.1(15)	Code of Ethical Conduct

16(4)	Letter from Berkovits & Company, LLP

21(15)	List of Subsidiaries

31.1	Rule 13(a) — 14(a)/15(d) — 14(a) Certification (Principal Executive Officer)

31.2	Rule 13(a) — 14(a)/15(d) — 14(a) Certification (Principal Financial Officer)

32	Section 1350 Certifications

Footnotes to Exhibits Index
(1)	Incorporated by reference to Form 10-SB12G dated June 19, 1997.

(2)	Incorporated by reference to Form 10-KSB for the year ended December 31, 2007.

(3)	Incorporated by reference to Form 10-K for the year ended December 31, 2008.

(4)	Incorporated by reference to Form 8-K dated March 23, 2009.

(5)	Incorporated by reference to Form 8-K dated March 27, 2009.

(6)	Incorporated by reference to Form 8-K dated April 10, 2009.

(7)	Incorporated by reference to Form 8-K dated May 6, 2009.

(8)	Incorporated by reference to Form 8-K dated June 5, 2009.

(9)	Incorporated by reference to Form 8-K dated June 11, 2009.

(10)	Incorporated by reference to Form 8-K dated June 23, 2009.

(11)	Incorporated by reference to Form 10-QSB for the period ended June 30, 2009.

(12)	Incorporated by reference to Form 8-K dated August 27, 2009.

(13)	Incorporated by reference to Form 8-K dated September 14, 2009.

(14)	Incorporated by reference to Form 8-K dated September 24, 2009.

(15)	Incorporated by reference to Form 10-K for the year ended December 31, 2009.

~~Exhibit 14.1~~

~~CODE OF ETHICAL CONDUCT~~
~~OF AMERICAN PETRO-HUNTER, INC.~~

~~INTRODUCTION~~

~~This Code of Ethical Conduct (“Code”) applies to all directors, officers and employees (“Company Personnel”) of American Petro-Hunter (the “Company”).~~

~~This Code covers a wide range of financial and non-financial business practices and procedures.  This Code does not cover every issue that may arise, but it sets out basic principles to guide all Company Personnel.  If a law or regulation conflicts with a policy in this Code, Company Personnel must comply with that law or regulation.  If Company Personnel have any questions about this Code or potential conflicts with a law or regulation, they should contact the Company’s Board of Directors (the “Board”) or the Company’s outside legal counsel.~~

~~Company Personnel shall recognize that they hold an important and elevated role in corporate governance.  They are uniquely capable and empowered to ensure that the Company’s, its stockholders’ and other stakeholders’ interests are appropriately balanced, protected and preserved.  Accordingly, this Code provides principles to which Company Personnel are expected to adhere and advocate.  The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the stockholders, other stakeholders and the public.~~

~~Company Personnel shall adhere to and advocate to the best of their knowledge and ability the following principles and responsibilities governing their professional and ethical conduct.~~

~~CONFLICT OF INTEREST~~

~~Company Personnel shall act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.  A “conflict of interest” may also arise when a member of a person’s immediate family 1 receives improper personal benefits as a result of his or her position as a director of the Company.~~

~~This Code does not attempt to describe all possible conflicts of interest which could develop.  Some of the more common conflicts from which Company Personnel must refrain, however, are set forth below:~~

~~1.  Relationship of Company with Third Parties.  Company Personnel may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.~~

~~2.  Compensation.  No non-employee director shall receive compensation for services as a director of the Company other than director’s fees and benefits.~~

~~1  NYSE Rule 303A(2)(b) defines “immediate family” to include a person’s spouse, parents, siblings, mothers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who share such person’s home.~~

~~1~~

~~Exhibit 14.1~~

~~3.  Gifts.  Non-employee directors and members of their families may not accept gifts from persons or entities who deal with the Company in cases where the gift is being made in order to influence the directors’ actions as a member of the Board or where acceptance of the gifts could create the appearance of a conflict of interest or impropriety.~~

~~4.  Personal Use of Company Assets.  Company Personnel may not use Company assets, labor or information for personal use unless approved by the Chairman of the Board, President or other authorized officer or as part of a compensation or expense reimbursement program available to all Company Personnel.~~

~~5.  Company Loans.  Company Personnel may not accept or solicit loans or guarantees of obligations from the Company.~~

~~CORPORATE OPPORTUNITY~~

~~Directors are prohibited from: (a) taking for themselves personally, opportunities related to the Company’s business; (b) using the Company’s property, information or position for personal gain; or (c) competing with the Company for business opportunities;  provided however , if the Company’s disinterested directors determine that the Company will not pursue an opportunity that relates to the Company’s business, a director may do so.~~

~~COMPLIANCE WITH LAWS, RULES AND REGULATIONS~~

~~Obeying the law, both in letter and in spirit, is the foundation on which this Company's ethical standards are built. Company Personnel must respect and obey the laws of the cities, states and countries in which the Company operates. Although not all Company Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel, inasmuch as all Company Personnel are expected to comply fully with all laws, rules, and regulations applicable to the Company’s businesses and with all applicable company policies.~~

~~BOOKS AND RECORDS~~

~~The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. Company Personnel must ensure that all of the Company's books, records, accounts and financial statements meet the highest standards of accuracy and completeness, appropriately reflect the Company's transactions and conform both to applicable legal requirements and to the Company's system of internal controls. Unrecorded or off the books funds or assets should not be maintained unless permitted by applicable law or regulation.~~

~~Records should always be retained or destroyed in accordance with the minimum standards set by the relevant federal, state and local government agencies and regulators. In accordance with those policies, in the event of litigation or governmental investigation please consult your supervisor, the CFO or the Company’s outside counsel. Falsification of any record is prohibited and mistakes should never be covered up. All mistakes should be immediately and fully disclosed and corrected. If you detect or suspect improper record keeping, you should immediately notify your supervisor, the CFO, the Chairman of the Board, or the Company’s outside counsel.~~

~~CONFIDENTIALITY~~

~~It is a violation of this Code to disclose confidential information entrusted to Company Personnel by the Company or its customers, vendors, or partners, except when disclosure is authorized or required by laws or regulations. If in doubt, consult with the Company’s outside counsel. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.~~

~~2~~

~~Exhibit 14.1~~

~~All employees, officers, and directors must take reasonable steps to prevent confidential information from being vulnerable to unauthorized access. The obligation to preserve confidential information continues even after employment ends.~~

~~The obligation of Company Personnel to protect the Company's assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, software that the Company has developed, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.~~

~~FINANCIAL CODE PRINCIPLES AND RESPONSIBILITIES~~

~~The preparation, evaluation, review or audit of financial statements must not include fraudulent or deliberate errors.  All Company Personal must ensure that there are not fraudulent or deliberate errors in the recording and maintaining of financial records or deficiencies in or noncompliance with the Company’s internal accounting controls.  Financial records, financial reports and audit reports to or by senior management must be true and correct.  Such reports must present full and fair representations of the Company’s financial condition and results of operations.~~

~~When disclosing information to constituents, provide them with information that is accurate, complete, objective, relevant, timely and understandable.  Reports and documents that the Company files with the Securities and Exchange Commission (SEC) or releases to the public shall contain full, fair, accurate, timely and understandable information.  The principal executive officer and principal financial officer shall review the annual and quarterly reports and certify and file them with the SEC.~~

~~Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated.~~

~~Achieve responsible use of and control over all assets and resources employed by or entrusted to them.~~

~~Promptly report Code violations to the Company’s Chairman of the Board.~~

~~WAIVERS OF THE CODE~~

~~Any waiver of this Code may be made only by the Board and will be promptly disclosed as required by law or the private regulatory body.  Requests for waivers must be made in writing to the Company’s Chairman of the Board prior to the occurrence of the violation of the Code.~~

~~REPORTING OF VIOLATIONS OF THE CODE, ILLEGAL OR UNETHICAL BEHAVIOR~~

~~Company Personnel should report observed violations of the Code and illegal or unethical behavior to the Company’s Chairman of the Board.  All reports will be treated in a confidential manner and it is the Company’s policy to not allow retaliation for reports made in good faith of misconduct by others.  The Company’s Board, upon advice of legal counsel, will lead all investigations of alleged violations or misconduct.  Company Personnel are expected to cooperate in internal investigations of misconduct and violations of this Code.~~

~~3~~

~~Exhibit 14.1~~

~~DISCRIMINATION AND HARASSMENT~~

~~The diversity of the Company's employees is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.~~

~~HEATH AND SAFETY~~

~~The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.~~

~~VIOLATIONS OF THE CODE~~

~~Company Personnel who violate the standards of this Code will be subject to disciplinary action, which may include termination of employment, civil action and/or referral to law enforcement agencies for criminal prosecution.~~

~~4~~

 ~~Exhibit 21~~

~~LIST OF SUBSIDIARIES OF~~
~~OF AMERICAN PETRO-HUNTER, INC.~~

~~None.~~

Exhibit 31.1

PRINCIPAL EXECUTIVE OFFICER’S CERTIFICATIONS
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert B. McIntosh, certify that:

1. I have reviewed this report on Form 10-K/A of American Petro-Hunter, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: ~~November 4,~~December [__], 2010

/s/ Robert B. McIntosh
By: Robert B. McIntosh
Its: President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

PRINCIPAL EXECUTIVE OFFICER’S CERTIFICATIONS
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John J. Lennon, certify that:

1. I have reviewed this report on Form 10-K/A of American Petro-Hunter, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: ~~November 4,~~December [__], 2010

/s/ John J. Lennon
By: John J. Lennon
Its: Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of American Petro-Hunter, Inc. (the “Company”) on Form 10-K/A for the period ended December 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer’s knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: ~~November 4,~~December [__], 2010

/s/ Robert B. McIntosh

	Name:	Robert B. McIntosh
	Title:	President and Chief Executive Officer
(Principal Executive Officer)

/s/ John J. Lennon

	Name:	John J. Lennon
	Title:	Chief Financial Officer
(Principal Financial Officer
and Principal Accounting Officer)